Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and cash flow statements for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Moab Khotsong from its assessment of internal control over financial reporting as of June 30, 2018 because it was acquired by the Company in a purchase business combination during 2018.  We have also excluded Moab Khotsong from our audit of internal control over financial reporting.  Moab Khotsong is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 9% of consolidated total assets and approximately 8% of consolidated revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2018.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
25 October 2018

We have served as the Company's auditor since 1950.

GROUP INCOME STATEMENTS
for the years ended 30 June 2018

		US dollar
Figures in million	Notes	2018	2017	2016

Revenue	5	1 584	1 416	1 264
Cost of sales	6	(1 800)	(1 448)	(1 088)

Production costs		(1 167)	(1 089)	(914)
Amortisation and depreciation		(200)	(185)	(149)
(Impairment)/reversal of impairment of assets		(386)	(131)	3
Other items		(47)	(43)	(28)

Gross profit/(loss)		(216)	(32)	176
Corporate, administration and other expenditure		(63)	(38)	(28)
Exploration expenditure		(11)	(18)	(13)
Gains on derivatives	7	8	75	30
Other operating expenses	8	(53)	(68)	(54)

Operating profit/(loss)	9	(335)	(81)	111
Gain on bargain purchase	14	—	60	—
Loss on liquidation of subsidiaries		—	(1)	—
Share of profit/(loss) from associate	21	3	(1)	—
Acquisition-related costs	14	(8)	—	—
Investment income	10	27	20	17
Finance costs	11	(26)	(17)	(19)

Profit/(loss) before taxation		(339)	(20)	109
Taxation	12	18	37	(43)

Net profit/(loss) for the year		(321)	17	66

Attributable to:
Owners of the parent		(321)	17	66

Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	13	(72)	4	15

Diluted earnings/(loss) per ordinary share (cents)
Total diluted earnings/(loss)	13	(72)	4	15

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF COMPREHENSIVE INCOME
for the years ended 30 June 2018

		US dollar
Figures in million	Notes	2018	2017	2016

Net profit/(loss) for the year		(321)	17	66
Other comprehensive income/(loss) for the year, net of income tax		(175)	309	(375)

Items that may be reclassified subsequently to profit or loss	25	(174)	309	(375)

Foreign exchange translation gain/(loss)		(117)	225	(375)
Remeasurement of Rand gold hedging contracts		(57)	84	—

Items that will not be reclassified to profit or loss:	25	(1)	—	—

Remeasurement of retirement benefit obligation		(1)	—	—

Total comprehensive income/(loss) for the year		(496)	326	(309)

Attributable to:
Owners of the parent		(496)	326	(309)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEETS

		US dollar
Figures in million	Notes	At 30 June 2018	At 30 June 2017

ASSETS

Non-current assets

Property, plant and equipment	15	2 245	2 292
Intangible assets	16	37	46
Restricted cash	17	6	5
Restricted investments	18	237	203
Investments in associates	21	6	4
Inventories	23	3	3
Trade and other receivables	19	18	14
Derivative financial instruments	20	6	24
Other non-current assets		1	—

Total non-current assets		2 559	2 591

Current assets

Inventories	23	127	86
Restricted cash	17	3	1
Trade and other receivables	19	83	76
Derivative financial instruments	20	39	117
Cash and cash equivalents		51	95

Total current assets		303	375
Total assets		2 862	2 966

EQUITY AND LIABILITIES

Share capital and reserves

Share capital and premium	24	4 115	4 036
Other reserves	25	(1 402)	(1 255)
Accumulated loss		(878)	(547)

Total equity		1 835	2 234

Non-current liabilities

Deferred tax liabilities	12	83	130
Provision for environmental rehabilitation	26	240	201
Provision for silicosis settlement	27	67	70
Retirement benefit obligation	28	13	14
Borrowings	29	357	23
Other non-current liabilities	30	3	1
Derivative financial instruments	20	1	—

Total non-current liabilities		764	439

Current liabilities

Borrowings	29	50	140
Trade and other payables	31	198	153
Derivative financial instruments	20	15	—

Total current liabilities		263	293
Total equity and liabilities		2 862	2 966
The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended 30 June 2018

Figures in million (US dollar)	Number of ordinary shares issued	Share capital and share premium	Accumu- lated loss	Other reserves	Total

Notes	24	24		25

Balance - 30 June 2015	436 187 133	4 035	(597)	(1 238)	2 200

Issue of shares
– Exercise of employee share options	1 077 346	—	—	—	—
– Shares issued to the Tlhakanelo Employee Share Trust	35 000	—	—	—	—
Share-based payments	—	—	—	22	22
Reversal of provision for odd lot repurchases	—	1	—	—	1
Net profit for the year	—	—	66	—	66
Other comprehensive loss for the year	—	—	—	(375)	(375)

Balance - 30 June 2016	437 299 479	4 036	(531)	(1 591)	1 914

Issue of shares
– Exercise of employee share options	2 657 720	—	—	—	—
Share-based payments	—	—	—	27	27
Net profit for the year	—	—	17	—	17
Other comprehensive income for the year	—	—	—	309	309
Dividends paid	—	—	(33)	—	(33)

Balance - 30 June 2017	439 957 199	4 036	(547)	(1 255)	2 234

Issue of shares
– Shares issued and fully paid	55 055 050	79	—	—	79
– Exercise of employee share options	5 239 502	—	—	—	—
Share-based payments	—	—	—	29	29
Net loss for the year	—	—	(321)	—	(321)
Other comprehensive loss for the year	—	—	—	(175)	(175)
Reclassification from other reserves	—	—	1	(1)	—
Dividends paid	—	—	(11)	—	(11)

Balance - 30 June 2018	500 251 751	4 115	(878)	(1 402)	1 835
The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENTS
for the years ended 30 June 2018

		US dollar
Figures in million	Notes	2018	2017	2016

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	32	334	320	322
Interest received		6	6	5
Interest paid		(14)	(6)	(11)
Income and mining taxes refunded/(paid)		(23)	(40)	(4)

Cash generated by operating activities		303	280	312

CASH FLOW FROM INVESTING ACTIVITIES

(Increase)/decrease in restricted cash		(2)	—	(1)
Decrease in amounts invested in restricted investments		—	1	3
Cash on acquisition of Hidden Valley	14	—	33	—
Acquisition of Moab Khotsong	14	(300)	—	—
Loan to ARM BBEE Trust		—	—	(14)
Additions to intangible assets		(1)	—	—
Proceeds from disposal of property, plant and equipment		—	3	—
Additions to property, plant and equipment		(355)	(286)	(168)

Cash utilised by investing activities		(658)	(249)	(180)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	29	565	54	24
Borrowings repaid	29	(312)	(50)	(138)
Proceeds from the issue of shares[1]	24	79	—	—
Dividends paid		(12)	(33)	—

Cash generated from/(utilised by) financing activities		320	(29)	(114)
Foreign currency translation adjustments		(9)	8	(21)

Net increase/(decrease) in cash and cash equivalents		(44)	10	(3)
Cash and cash equivalents - beginning of year		95	85	88

Cash and cash equivalents - end of year		51	95	85
1 Net of share issue cost of US$3.7 million
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the years ended 30 June 2018

1	GENERAL INFORMATION
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG).
The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.
The consolidated financial statements were authorised for issue by the board of directors on 25 October 2018.

2	ACCOUNTING POLICIES
BASIS OF PREPARATION
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented.
Share capital and share premium, which were presented separately in the statements of changes in equity in 2017, have been combined into a single share capital and premium column for 2018.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRIC Interpretations (collectively IFRS).
The consolidated financial statements have been prepared on a going concern basis.
The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.
RECENT ACCOUNTING DEVELOPMENTS
New standards, amendments to standards and interpretations to existing standards adopted by the group
The standards and amendments to standards that became effective during the 2018 year did not have an impact on the consolidated financial statements with the exception of the following:

Pronouncement	Title	Effective date
IAS 7 (Amendments)	Statement of Cash Flows - Disclosure initiative	1 January 2017
New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted.
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective. The effective dates below are for the financial periods beginning on or after the given date.
The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 9	Financial Instruments	1 January 2018

This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortised cost and fair value.

The group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets for the following reasons:
–__-The equity instruments that are currently classified as available-for-sale financial assets appear to satisfy the conditions for classification as at fair value through other comprehensive income and hence there will be no change to the accounting for these assets.
–__-A fair value through other comprehensive income (FVOCI) election is available for the equity instruments which are currently classified as available-for-sale.
–__-Equity investments currently measured at fair value through profit or loss (FVPL) will likely continue to be measured on the same basis under IFRS 9.
–__-Debt instruments currently classified as held-to-maturity and measured at amortised cost appear to meet the conditions for classification at amortised cost under IFRS 9.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
RECENT ACCOUNTING DEVELOPMENTS continued
The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 9	Financial Instruments continued	1 January 2018

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

The derecognition rules for all financial instruments have been transferred from IAS 39.

Hedge accounting

The new hedge accounting rules will align the accounting for hedging instruments more closely with the group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. However, at this stage the group does not expect to identify any new hedge relationships. The group’s existing hedge relationships appear to qualify as continuing hedges upon the adoption of IFRS 9. As a consequence, the group does not expect a significant impact on the accounting for its hedging relationships.

Expected credit losses

The impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The impact of the new impairment requirements is not expected to be material for the following reasons:
–__-The group does not generally carry significant assets that are subject to the new impairment requirements; and
–__-The group expects to make use of practical expedients when measuring expected credit losses on trade receivables.

Disclosures

Extensive disclosures are required, including reconciliations from opening to closing amounts of the ECL provision, assumptions and inputs and a reconciliation on transition of the original classification categories under IAS 39 to the new classification categories in IFRS 9. These are expected to change the nature and extent of the group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Transition

The group expects to apply the standard prospectively without restating any comparative figures. The difference between the carrying amount of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at the beginning of the annual reporting period that includes the date of initial application will be recognised directly in the opening balance of equity in the annual reporting period that includes the date of initial application.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
RECENT ACCOUNTING DEVELOPMENTS continued
The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 15	Revenue from Contracts with Customers	1 January 2018

Revenue is currently recognised when the goods are delivered and a certificate of sale is issued by the customer, which is taken to be the point in time at which the customer accepts the goods and the related risks and rewards of ownership transfer. Revenue is recognised at this point provided that the revenue and costs can be measured reliably, the recovery of the consideration is probable and there is no continuing management involvement with the goods.

Under IFRS 15, revenue will be recognised when a customer obtains control of the goods. The group expects that the certificate of sale will continue to drive revenue recognition as this is the point when control of the goods effectively transfers to the customer.

However, we expect that the adoption of IFRS 15 will result in the recognition of by-product revenue in “revenue from product sales”. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported gross profit or loss.

The group expects to apply the standard retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

IFRS 16	Leases	1 January 2019

The new standard requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts (with limited exceptions), whereas previously, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet).

The guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts) has been updated, affecting lessors, although the accounting remains almost unchanged. The new accounting model for lessees is expected to impact negotiations between lessors and lessees.

The group is still assessing the impact of the new standard. In general, it is expected that assets and liabilities will increase as right of use assets and lease liabilities will be recognised for most of the group’s leases. This is expected to lead to an increase in depreciation and interest expense and a change in the classification of cash flows.

MEASUREMENT BASIS
The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss and cash-settled share-based payments.
GROUP ACCOUNTING POLICIES
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements:

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.1	Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 - Consolidated Financial Statements.
The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.
Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee.
The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.
The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.
(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.
Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post acquisition movement in reserves is recognised in other reserves.
When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.
Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.
(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers. For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.
Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.
The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.
The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.1	Consolidation continued
(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2	Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).
For translation of the rand financial statement items to US dollar, the average of R12.85 (2017: R13.60) (2016: R14.50) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R13.81 (2017: R13.11) per US$1 for asset and liability items. Equity items were translated at historic rates.
The translation effect from rand to US dollar is included in other comprehensive income in the US$ financial statements.
References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “kina” to Papua New Guinean currency.
(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Gains and losses recognised in the income statement are included in the determination of other operating expenses.
(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates;

•
Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction);

•	All resulting exchange differences are recognised as a separate component of other comprehensive income.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3	Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.
The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.
(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). The group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.3	Derivatives and hedging activities continued
(i) Cash flow hedge continued
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.
Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the rand gold forward sales contracts is recognised in profit or loss within revenue.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.
(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4	Exploration expenditure
The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.
Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.
Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.
Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5	Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.
Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.5	Impairment of non-financial assets continued
Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 15 for detail.
The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.
In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.
In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.
Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.
Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6	Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, transactions for capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer to the specific notes below for further information on the key accounting estimates and assumptions applied.
• Valuation of derivative financial instruments – note 4;
• Estimate of taxation – note 12;
• Valuation of acquired assets and assumed liabilities for Moab Khotsong and Hidden Valley– note 14;
• Gold mineral reserves and resources – note 15;
• Production start date – note 15;

•	Stripping activities – note 15;
• Impairment of assets – note 15;
• Depreciation of property plant and equipment – note 15;
• Impairment of goodwill – note 16;
• Valuation of loans receivable – note 19;
• Valuation of interest in associate – note 21;

•	Provision for stock obsolescence - note 23;
• Estimate of exposure and liabilities with regard to rehabilitation costs – note 26;
• Estimate of provision for silicosis settlement – note 27;
• Estimate of employee benefit liabilities – note 28;
• Fair value of share-based payments – note 34;
• Assessment of contingencies – note 36.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT
The group's operating activities expose it to a variety of financial risks: market risk (including commodity price risk, currency risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.
The group's financial assets and liabilities are set out below:

Figures in million (US dollars)	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Hedging instruments	Fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2018

Financial assets
Restricted cash	9	—	—	—	—	—
Restricted investments	2	—	169	—	66	—
Investment in financial assets	—	1	—	—	—	—
Other non-current receivables	18	—	—	—	—	—
Derivative financial instruments	—	—	—	34	11	—
Trade and other receivables	45	—	—	—	—	—
Cash and cash equivalents	51	—	—	—	—	—
Financial liabilities
Derivative financial instruments	—	—	—	—	16	—
Borrowings	—	—	—	—	—	407
Trade and other payables	—	—	—	—	—	56

At 30 June 2017

Financial assets
Restricted cash	6	—	—	—	—	—
Restricted investments	2	—	137	—	64	—
Other non-current receivables	14	—	—	—	—	—
Derivative financial instruments	—	—	—	105	36	—
Trade and other receivables	39	—	—	—	—	—
Cash and cash equivalents	95	—	—	—	—	—
Financial liabilities
Borrowings	—	—	—	—	—	163
Other non-current liabilities	—	—	—	—	—	1
Trade and other payables	—	—	—	—	—	47

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provides written principles for overall risk management, as well as written policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
MARKET RISK

(i)	Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony may enter into hedging transactions to reduce this risk. The limit set by the board is 15% of the group's foreign exchange risk exposure over two years. Subsequent to year-end the board approved for the limit to be set at 25% of the group's foreign exchange risk exposure over two years. Refer to note 20 for details of the contracts. The audit and risk committee review the details of the programme quarterly.
The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity.
The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate that would affect profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the volatility in the market.

	US dollar
Figures in million	2018	2017

Sensitivity analysis - borrowings

Rand against US$
Balance at 30 June	370	140
Strengthen by 10%	37	14
Weaken by 10%	(37)	(14)

Closing rate	13.81	13.11

Sensitivity analysis - financial instruments

Rand against US$
Balance at 30 June	(10)	34
Strengthen by 10%	48	40
Weaken by 10%	(45)	(34)

Closing rate	13.81	13.11

US$ against Kina
Balance at 30 June	2	7
Strengthen by 10%	—	1
Weaken by 10%	—	(1)

Closing rate	0.30	0.32

(ii)	Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. During July 2016, Harmony started entering into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Subsequent to year end the permitted level of cover for the silver has been increased to 50%. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee review the details of the programme quarterly.
The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is hedged by Rand gold forward contracts. These contracts have been designated as cash flow hedging instruments and hedge accounting has been applied. US$ gold forward contracts entered into are for the production from Hidden Valley which were not designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
MARKET RISK continued

(ii)	Commodity price sensitivity continued
The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.
Refer to note 7 and 20 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.
The group has reviewed its exposure to commodity linked instruments and has identified the following sensitivities for a 10% change in the commodity price specified per contract that would affect other comprehensive income and profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the recent volatility in the market.

	US dollar
Figures in million	2018	2017

Sensitivity analysis

Rand gold derivatives

Other comprehensive income
Increase by 10%	(38)	(41)
Decrease by 10%	37	40

US$ gold derivatives

Profit or loss
Increase by 10%	(12)	(8)
Decrease by 10%	12	8

US$ silver derivatives

Profit or loss
Increase by 10%	(1)	(1)
Decrease by 10%	1	1

(iii)	Other price risk
The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets and fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.
Sensitivity analysis
Certain of the restricted investments are linked to the Top 40 Index on the JSE. A 10% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by US$3.3 million (2017: US$2.4 million); an equal change in the opposite direction would have decreased profit or loss by US$2.5 million (2017: US$1.6 million).

(iv)	Interest rate risk
The group's interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements as this is a risk that management is prepared to take. The audit and risk committee reviews the exposures quarterly.
Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2017.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
MARKET RISK continued

(iv)	Interest rate risk continued

	US dollar
Figures in million	2018	2017

Sensitivity analysis - borrowings (finance costs)

Increase by 100 basis points	(4)	(2)
Decrease by 100 basis points	4	2

Sensitivity analysis - financial assets (interest received)

Increase by 100 basis points	2	2
Decrease by 100 basis points	(2)	(2)

CREDIT RISK
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments, which subject the group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, derivative financial assets, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.
Assessment of credit risk
In April 2017, two of the three international rating agencies, Standard and Poor's and Fitch, downgraded South Africa's long-term sovereign credit rating. Moody's has kept the sovereign credit risk of South Africa as investment grade. This was largely limited to international scale ratings, not the national scale ratings. The group has identified the following risks as a result of this downgrade, which are:
- Increased credit risk;
- Increased cost of capital; and
- Difficulty in obtaining funding.
In assessing the credit worthiness of local institutions, management uses the national scale long-term ratings which are unchanged. Management will continue monitoring these ratings.
Exposure to credit risk on trade and other receivables is monitored on a regular basis. Refer to note 19 for management's assessment. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The contracts for derivative financial assets were entered into with counterparties of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis.
The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$405.7 million as at 30 June 2018 (2017: US$498.7 million).
The social plan trust fund of US$2.4 million (2017: US$2.8 million) has been invested in unit trusts comprising shares in listed companies.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
CREDIT RISK continued
Financial institutions' credit rating by exposure (Source: Fitch Ratings and Global Credit Ratings)

	US dollar
Figures in million	2018	2017

Cash and cash equivalents

AA+	—	43
AA	45	30
AA-	6	22

	51	95

Restricted cash

AA	7	6
AA-	2	—

	9	6

Restricted investments (environmental trusts)

AA+	109	86
AA	126	90
AA-	—	24

	235	200

Derivative financial assets

AA+	9	54
AA	26	2
AA-	10	85

	45	141

LIQUIDITY RISK
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.
In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 29).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
LIQUIDITY RISK continued
The following are the contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate and interest rate at year end):

	US dollar
Figures in million	Current	More than 1 year

2018

Trade and other payables (excluding non-financial liabilities)	56	—
Derivative financial liabilities	9	7
Borrowings
Due between 0 to six months	51	—
Due between six to 12 months	—	—
Due between one to two years	—	42
Due between two to five years	—	362

	116	411

2017

Other non-current liabilities	—	1
Trade and other payables (excluding non-financial liabilities)	47	—
Borrowings
Due between 0 to six months	4	—
Due between six to 12 months	142	—
Due between one to two years	—	2
Due between two to five years	—	24

	193	27

CAPITAL RISK MANAGEMENT
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.
The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.
During the 2018 financial year the level of gearing increased due to the funding required for the acquisition of the Moab Khotsong operations (refer to note 14). Notwithstanding, the group continues to follow a conservative approach to debt and prefers to maintain low levels of gearing. Net debt is as follows:

	US dollar
Figures in million	2018	2017

Cash and cash equivalents	51	95
Borrowings	(407)	(163)

Net debt	(356)	(68)

There were no changes to the group's approach to capital management during the year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

4	FINANCIAL RISK MANAGEMENT continued
FAIR VALUE DETERMINATION FOR FINANCIAL ASSETS AND LIABILITIES
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices);

Level 3:	Inputs for the asset that are not based on observable market data (that is, unobservable inputs).
The following table presents the group's financial assets and liabilities that are measured at fair value by level at reporting date:

Figures in million (US dollar)	Fair value hierarchy level	At 30 June 2018	At 30 June 2017

Available-for-sale financial assets
Investment in financial assets[1]		1	—
Fair value through profit and loss financial assets and liabilities
Restricted investments[2]	Level 2	66	64
Derivative financial instruments[3]		29	141
Forex hedging contracts	Level 2	(10)	34
Rand gold hedging contracts	Level 2	33	105
US$ gold hedging contracts	Level 2	6	2

[1]	Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2]
The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are held to maturity and therefore not disclosed here.

[3]	The fair value measurements are derived as follows:
Forex hedging contracts
(a) Zero cost collars: a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve).
(b) Forward exchange contracts: spot rand/US$ exchange rate, rand and dollar interest differential (forward points) and discounted at market interest (zero-coupon bond interest rate curve).
Rand gold hedging contracts (forward sale contracts): spot rand/US$ exchange rate, rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.
US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.
The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings are based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

5    REVENUE

ACCOUNTING POLICY
The group has determined that gold is its primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue arising from metal sales is only recognised when the significant risks and rewards of ownership have been transferred, neither continuing managerial involvement nor effective control over the metals sold has been retained, the amount of revenue and costs incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the group. These conditions are satisfied when the gold has been delivered in terms of the contract and the sales price fixed, as evidenced by the certificate of sale issued by the refinery. The sales price for the majority of the group’s gold is based on the gold spot price according to the afternoon London Bullion Market fixing price for gold on the date the sale is concluded.
Revenues from by-product sales such as silver and uranium are credited to production costs as a by-product credit.
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	US dollar
Figures in million	2018	2017	2016

Gold sales	1 491	1 363	1 264
Hedging gain¹	93	53	—

Total revenue	1 584	1 416	1 264

1 Relates to the realised effective portion of the Rand gold hedge. Refer to note 20 for further information.

6	COST OF SALES

	US dollar
Figures in million	2018	2017	2016

Production costs (a)	1 167	1 089	914
Amortisation and depreciation of mining assets	192	179	144
Amortisation and depreciation of assets other than mining assets (b)	8	6	5
Rehabilitation expenditure/(credit) (c)	5	2	(3)
Care and maintenance costs of restructured shafts	10	8	8
Employment termination and restructuring costs (d)	16	5	1
Share-based payments (e)	19	29	23
Impairment of assets (f)	386	131	(3)
Other	(3)	(1)	(1)

Total cost of sales	1 800	1 448	1 088

(a)
Production costs include mine production and transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs for 2018 include US$78.6 million related to the Moab Khotsong operations. Production costs related to Hidden Valley were US$78.5 million lower than the comparative period due to the capitalisation of costs during the plant upgrade and the development of the stage 5 and 6 cut back. Refer to note 15 for further information.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

6	COST OF SALES
(a) Production costs continued
Production costs, analysed by nature, consist of the following:

	US dollar
Figures in million	2018	2017	2016

Labour costs, including contractors[1]	759	662	559
Consumables	266	266	230
Water and electricity	199	170	148
Insurance	7	7	7
Transportation	9	13	12
Change in inventory[2]	(16)	27	7
Capitalisation of mine development costs	(121)	(97)	(93)
Stripping activities[3]	(13)	(6)	(3)
By-product sales	(7)	(17)	(23)
Royalty expense	9	16	12
Other	75	48	58

Total production costs	1 167	1 089	914

1 Labour costs increased as a result of the acquisition of the Moab Khotsong operations, annual increases and bonuses.
2 Change in inventory decreased as the physical gold stock increased mainly due to the acquisition of Moab Khotsong. The change in 2017 relates primarily to the effect of treating the run-of-mine stockpiles at Hidden Valley when the mining of stage 4 concluded.
3 Stripping activities increased as a result of increased development at Hidden Valley.

(b)	Amortisation and depreciation of assets other than mining assets includes the amortisation of intangible assets.

(c)
For the assumptions used to calculate the rehabilitation costs, refer to note 26. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2018, US$7.3 million (2017: US$7.1 million) (2016: US$4.8 million) was spent on rehabilitation in South Africa.

(d)
The employment termination and restructuring costs in 2018 relates to a voluntary severance programme. The 2017 amount includes contractor fees for the optimisation of the Hidden Valley operation of US$4.8 million.

(e)	Refer to note 34 for details on the share-based payment schemes implemented by the group.

(f)
Impairment recognised during the year is an outcome of forecast cost inflation, a subdued forecast gold price and the resultant impact on margins. Lower resource values at Doornkop's Kimberley Reef and Target North further contributed to the impairment recognised. Refer to note 15 for further information. The impairment/(reversal of impairment) of assets consists of the following:

	US dollar
Figures in million	2018	2017	2016

Tshepong Operations	71	19	—
Doornkop	23	—	(50)
Kusasalethu	42	52	—
Target 1	51	60	—
Joel	11	—	—
Unisel	35	—	—
Masimong	24	—	15
Target North	106	—	—
Hidden Valley	—	—	32
Other mining assets	23	—	—

Total impairment/(reversal on impairment) of assets	386	131	(3)

The impairment assessment performed at 30 June 2018 resulted from lower recoverable amounts driven by the lower increase in the forecast gold price relative to the forecast cost inflation assumptions used in the life-of-mine plans which impacted negatively on margins. There were no reversals of impairment recorded in the 2018 or 2017 financial years.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

6	COST OF SALES continued

(f)	Impairment continued
The recoverable amounts of the CGU's where impairments were recognised or reversed as at 30 June 2018 are as follows:

Operation	Impairment assessment	Recoverable amount
Figures in million		US dollar

Tshepong Operations	The impairment was mainly driven by sensitivity to fluctuations in the gold price. Furthermore the updated life-of-mine for the Tshepong operations presented a marginal decrease in recovered grade.	538
Joel	The updated life-of-mine for the Joel operation, presented a marginal decrease in recovered grade.	63
Target 1	Exploration drilling results during the year pointed towards lower grade estimates within certain blocks that have now been excluded from the life-of-mine plans.	88
Unisel	Excluded the Leader Reef from the life-of-mine plan to focus on the higher grade Basal Reef. This reduced the life-of-mine from four years to eighteen months.	3
Masimong	The impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced life-of-mine.	4
Kusasalethu	Kusasalethu's old section of the mine at the operation was excluded in the FY19 life-of-mine plan.	155
Doornkop	The impairment of Doornkop is primarily as a result of a decrease in the Kimberley Reef's resource values.	198
Target North	The impairment of Target North was as a result of a decrease in resource values.	267
Other mining assets	The updated life-of-mine plans for the CGU's in Freegold and Harmony resulted in the impairment of other mining assets.	26

The recoverable amounts of the CGU's where impairments were recognised or reversed as at 30 June 2017 are as follows:

Operation	Impairment assessment	Recoverable amount
Figures in million		US dollar

Tshepong Operations	The impairment was mainly driven by the restriction on hoisting capacity at Phakisa along with the general pressure on margins.	595
Target 1	Information gained from the underground drilling during the year indicated that some areas of the bottom reef of the Dreyerskuil are highly channelised, which negatively impacted on the overall grade for the operation. These areas were subsequently excluded from the life-of-mine plan. This, together with the general pressure on margins, reduced the profitability of the operation over its life and contributed to the decrease in the recoverable amount.	153
Kusasalethu	The impairment was driven by a reduction in the additional attributable resource value as a result of a decrease in the ounces. The company investigated the viability of a decline to extend the life. The business case showed that the option was not feasible and therefore the resource ounces were reduced.	214

The recoverable amounts of the CGU's where impairments were recognised or reversed as at 30 June 2016 are as follows:

Operation	Impairment assessment	Recoverable amount
Figures in million		US dollar

Hidden Valley	The updated life-of-mine plan for Hidden Valley resulted in lower production for the 2017 financial year as the mine would only process ore stockpiles followed by an extended period of care and maintenance, compared to the previous plan. Stripping activities for stage 5 were planned to recommence in the 2018 financial year according to the year-end life-of-mine plan.	22
Doornkop	The higher recoverable amount for Doornkop, which resulted in the reversal was mainly due to the increased rand gold price assumption, improvements in operational efficiencies during the 2016 financial year that resulted in increased production levels in the updated life-of-mine plan and new mining areas included in the life-of-mine plan based on additional exploration performed during 2016.	190
Masimong	Masimong is a low margin operation and had a remaining life of three years at the time. The exploration programme to locate additional areas of the higher grade B Reef proved unsuccessful and was stopped during the 2016 financial year. In addition, the grade estimation of the Basal Reef decreased and as a result a portion of the resource was abandoned at 30 June 2016. The lower resource value resulted in a lower recoverable amount and the recognition of an impairment.	32

The recoverable amounts for these assets have been determined on a fair value less costs to sell basis using the assumptions per note 15 in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3. During 2018, the resource multiples were reassessed in order to be reflective of current market conditions using multiples derived from past transactions with an adjustment for the gold price. The transactions were used to derive US$/oz multiples for resources. The resource per ounce values have decreased substantially as a result of the low levels of merger and acquisition activity influencing the marketability of resource companies in South Africa, and more specifically gold mining companies.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

7	GAINS ON DERIVATIVES
Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortisation of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.

	US dollar
Figures in million	2018	2017	2016

Derivative gain[1]	11	81	30
Hedge ineffectiveness	—	1	—
Day one loss amortisation	(3)	(7)	—

Total gains on derivatives	8	75	30

1 Relates primarily to foreign exchange collars (refer to note 20).

8	OTHER OPERATING EXPENSES

	US dollar
Figures in million	2018	2017	2016

Profit on sale of property, plant and equipment	—	(3)	—
Social investment expenditure	6	6	4
Loss on scrapping of property, plant and equipment (refer to note 15)	—	10	4
Foreign exchange translation (gain)/loss (a)	53	(14)	43
Silicosis settlement provision/(reversal of provision) (b)	(5)	70	—
Provision/(reversal of provision) for ARM BEE Loan (c)	(3)	1	2
Other (income)/expenses - net	2	(2)	1

Total other operating expenses	53	68	54

(a) The majority of the foreign exchange gains and losses relates to the US$ borrowings. Refer to note 29 for more details.
(b) Refer to note 27 or details on the movement in the silicosis settlement provision.
(c) The provision was reversed following an increase in African Rainbow Minerals Limited's share price and dividends paid in the period between July 2017 and June 2018, which form part of the recoverability test at 30 June 2018. Refer to note 19 for further details on the ARM BEE loan.

9	OPERATING PROFIT/(LOSS)
The following have been included in operating profit/(loss):

	US dollar
Figures in million	2018	2017	2016

Auditor's remuneration

Made up as follows:
External
Fees - current year	3	2	2

Total auditor's remuneration	3	2	2

10	INVESTMENT INCOME

ACCOUNTING POLICY
Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.
Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

10	INVESTMENT INCOME continued

	US dollar
Figures in million	2018	2017	2016

Interest income	21	20	16

Loans and receivables	—	1	2
Held-to-maturity investments	12	11	9
Cash and cash equivalents	9	8	5

Net gain on financial instruments[1]	6	—	1

Total investment income	27	20	17

1 Relates to the environmental trust funds and the social trust fund. Refer to note 18.

11	FINANCE COSTS

ACCOUNTING POLICY
Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest.

	US dollar
Figures in million	2018	2017	2016

Financial liabilities

Borrowings	18	8	12

Total finance costs from financial liabilities	18	8	12

Non-financial liabilities

Post-retirement benefits	1	1	1
Time value of money component of silicosis provision	6	—	—
Time value of money and inflation component of rehabilitation costs	15	13	11

Total finance costs from non-financial liabilities	22	14	12

Total finance costs before interest capitalised	40	22	24
Interest capitalised (a)	(14)	(5)	(5)

Total finance costs	26	17	19

(a)    The capitalisation rate used to determine capitalised borrowing costs is:

	2018	2017	2016
	%	%	%

Capitalisation rate	10.5%	4.2%	10.5%

The change in the rate from 2017 to 2018 is due to the effect of the foreign exchange translation loss in 2018 compared with a gain in 2017 on the calculation of the rate.
The change in the rate from 2016 to 2017 is due to the effect of the foreign exchange translation gain in 2017 compared with a loss of 2016 on the calculation of the rate.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

12	TAXATION

ACCOUNTING POLICY
Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.
The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.
Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Management has to exercise judgement with regard to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the LoM plan for that operation. The LoM plan is influenced by factors as disclosed in note 15, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

12	TAXATION continued
The taxation (expense)/credit for the year is as follows:

	US dollar
Figures in million	2018	2017	2016

SA taxation

Mining tax (a)	(3)	(17)	(3)

- current year	(3)	(17)	(4)
- prior year	—	—	1

Non-mining tax (b)	(13)	(19)	(5)

- current year	(13)	(19)	(5)

Deferred tax (c)	34	73	(35)

- current year	34	73	(35)

Total taxation (expense)/credit	18	37	(43)

(a)
Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (34%) than non-mining income (28%) as a result of applying the gold mining formula.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

(b)
Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 28% (2017: 28%) (2016: 28%).The expense relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the gold forward sale contracts. Refer to note 5 and 7 for details on the group's derivative gains recorded.

(c)
The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

The deferred tax credit in the 2018 and 2017 years is mainly a result of the impairment of assets, a decrease in the weighted average deferred tax rate due to reduced estimated profitability at most South African operations, as well as the provision for silicosis settlement raised in 2017.
The deferred tax expense in 2016 includes the unwinding of the deferred tax asset related to the utilisation of unredeemed capital expenditure for Freegold (Harmony) Pty Ltd (Freegold) against mining taxable income due to increased profitability for Freegold during 2016.

(d)	Mining and non-mining income of Australian entities and PNG operation are taxed at a standard rate of 30% (2017: 30%) (2016: 30%).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

12	TAXATION continued
INCOME AND MINING TAX RATES
The tax rate remains unchanged for the 2016, 2017 and 2018 years.
Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 34% (2017: 34%) (2016: 34%) were:

	US dollar
Figures in million	2018	2017	2016

Tax on net profit/loss at the mining statutory tax rate	115	6	(37)
Non-allowable deductions	(30)	(6)	(20)

Gain on bargain purchase	—	21	—
Share-based payments	(8)	(8)	(6)
Impairment of assets	(17)	(6)	(8)
Exploration expenditure	(5)	(4)	(4)
Finance costs	(4)	(3)	(3)
Other	4	(6)	1

Difference between effective mining tax rate and statutory mining rate on mining income	(34)	10	8
Difference between non-mining tax rate and statutory mining rate on non-mining income	3	4	1
Effect on temporary differences due to changes in effective tax rates[1]	(54)	(10)	(15)
Prior year adjustment	—	—	1
Capital allowances, sale of business and other rate differences[2]	51	43	33
Deferred tax asset not recognised[3]	(33)	(10)	(14)

Income and mining taxation	18	37	(43)

Effective income and mining tax rate (%)	5	185	40

1 This mainly relates to the decrease in the deferred tax rate related to Freegold (12.5% to 8.7%) (2017: 20.0% to 12.5%), Randfontein Estates Limited (Randfontein) (3.8% to 1.8%) (2017: 10.1% to 3.8%) and Harmony Gold Mining Company Limited (Harmony) (19.4% to 10.5%) (2017: 21.1% to 19.4%) mainly due to a lower estimated profitability. In 2016, the increase in the deferred tax rates related to Harmony (12.5% to 21.1%) and Freegold (16.7% to 20.0%) mainly due to the higher estimated profitability is partially offset by the decrease in deferred tax rates for Randfontein (14.3% to 10.1%), mainly due to lower estimated profitability.
2 This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold) which has a 0% effective tax rate.
3 This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable. The current year includes US$30.9 million deferred tax asset not recognized relating to Harmony company as a result of foreign exchange losses on the US dollar loan facility. The remaining deferred tax asset not recognised in 2018, 2017 and 2016 primarily relates to Hidden Valley and PNG exploration operations.
DEFERRED TAX
The analysis of deferred tax assets and liabilities is as follows:

	US dollar
Figures in million	2018	2017

Deferred tax assets	(29)	(32)

Deferred tax asset to be recovered after more than 12 months	(18)	(15)
Deferred tax asset to be recovered within 12 months	(11)	(17)

Deferred tax liabilities	112	162

Deferred tax liability to be recovered after more than 12 months	101	135
Deferred tax liability to be recovered within 12 months	11	27

Net deferred tax liability	83	130

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

12	TAXATION continued
DEFERRED TAX continued
Deferred tax liabilities and assets on the balance sheet as of 30 June 2018 and 30 June 2017 relate to the following:

	US dollar
Figures in million	2018	2017

Gross deferred tax liabilities	112	162

Amortisation and depreciation	105	140
Derivative assets	7	22

Gross deferred tax assets	(29)	(32)

Unredeemed capital expenditure	(20)	(10)
Provisions, including non-current provisions	(8)	(20)
Tax losses	(1)	(2)

Net deferred tax liability	83	130

Movement in the net deferred tax liability recognised in the balance sheet as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	130	164
Credit per income statement	(34)	(73)
Tax directly charged to other comprehensive income	(15)	21
Moab Khotsong acquisition	7	—
Translation	(5)	18

Balance at end of year	83	130

	US dollar
Figures in million	2018	2017

As at 30 June, the group had the following potential future tax deductions:

Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	2 803	2 606
Tax losses carried forward utilisable against mining taxable income[2]	314	378
Capital Gains Tax (CGT) losses available to be utilised against future CGT gains	41	43

As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	885	883

The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	2 464	2 429
Tax losses[2]	304	329
CGT losses[4]	41	43

1 Includes Avgold US$1 230.4 million (2017: US$1 151.6 million), Randfontein US$156.6 million (2017: US$157.0 million), Moab Khotsong US$151.4 million (2017: US$nil) and Hidden Valley US$1 233.3 million (2017: US$1 277.1 million). These have an unlimited carry-forward period.
2 Relates mainly to Hidden Valley and the PNG exploration operations. These have an unlimited carry-forward period.
3 Relates to Avgold and Hidden Valley.
4 The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

DIVIDEND TAX (DT)
The withholding tax on dividends changed from 15% in 2016 to 20% in 2017 and remained unchanged at 20% in 2018.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

13	EARNINGS/(LOSS) PER SHARE
BASIC EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2018	2017	2016

Ordinary shares in issue ('000)	500 252	439 957	437 299
Adjustment for weighted number of ordinary shares in issue ('000)	(54 304)	(1 077)	(624)

Weighted number of ordinary shares in issue ('000)	445 948	438 880	436 675
Treasury shares ('000)	(52)	(437)	(936)

Basic weighted average number of ordinary shares in issue ('000)	445 896	438 443	435 739

	US dollar
	2018	2017	2016

Total net earnings/(loss) attributable to shareholders (millions)	(321)	17	66

Total basic earnings/(loss) per share (cents)	(72)	4	15

DILUTED EARNINGS/(LOSS) PER SHARE
For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2018	2017	2016

Weighted average number of ordinary shares in issue ('000)	445 896	438 443	435 739
Potential ordinary shares[1] ('000)	19 423	20 777	10 659

Weighted average number of ordinary shares for diluted earnings per share[1] ('000)	465 319	459 220	446 398

	US dollar
	2018	2017	2016

Total diluted earnings/(loss) per share (cents)	(72)	4	15

1 Because of the net loss attributable to shareholders in 2018, the inclusion of the share options as potential ordinary shares had an anti-dilutive (2017 and 2016: dilutive) effect on the loss (2017 and 2016: earnings) per share and were therefore not taken into account in the current year calculation. The issue price and the exercise price of share options issued to employees include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.
DIVIDENDS

ACCOUNTING POLICY
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

On 17 August 2017, the board declared a dividend of 3 US cents for the year ended 30 June 2017. US$11.4 million was paid on 16 October 2017.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

13	EARNINGS/(LOSS) PER SHARE continued
DIVIDENDS continued
On 15 August 2016, the board declared a dividend of 4 US cents for the year ended 30 June 2016. US$14.9 million was paid on 19 September 2016. On 31 January 2017, the board declared an interim dividend of 4 US cents. US$17.5 million was paid on 20 March 2017.

	US dollar
	2018	2017	2016

Dividend declared (millions)	11	33	—
Dividend per share (cents)	3	8	—

14	ACQUISITIONS AND BUSINESS COMBINATIONS
ACQUISITION OF THE MOAB KHOTSONG OPERATIONS
Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as gold-bearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AngloGold Ashanti Limited on a going concern basis. The addition of the Moab Khotsong operations will increase the group's production ounces, free cash flows and average underground gold recovery grade. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3 Business Combinations.

For the four months ended 30 June 2018, the Moab Khotsong operations contributed revenue of US$139.9 million and profit of US$16.7 million to the group's results. Should the acquisition have occurred on 1 July 2017, the group’s unaudited consolidated revenue would have increased by a further US$259.8 million and unaudited consolidated profit would have increased by a further US$31.1 million.

Consideration transferred
The cash consideration paid to acquire the Moab Khotsong operations amounted to US$300.0 million.
Acquisition-related costs
The group incurred acquisition-related costs of US$7.5 million on advisory and legal fees. These costs are recognised as acquisition-related costs in the income statement. Furthermore, the group incurred US$4.9 million on the integration of the operation. These costs are recognised as corporate, administration and other expenditure on the income statement.
Identifiable assets acquired and liabilities assumed
The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised. The values measured on a provisional basis include, inter alia, Property, plant and equipment, deferred tax and the finalisation of the effective date tax values.

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Moab Khotsong operations at post-tax real discount rates ranging between 8.20% and 11.30%, exchange rates ranging between R/US$11.86 and R/US$15.82, gold prices ranging between US$1 249/oz and US$1 302/oz and uranium prices ranging between US$30.44/lb and US$37.47/lb. The valuation was performed as at 1 March 2018.

The fair values as at the effective date are as follows:

	US dollar
Figures in million	2018	2017

Property, plant and equipment	322	—
Environmental rehabilitation trust funds	33	—
Inventories	6	—
Deferred tax liabilities	(7)	—
Provision for environmental rehabilitation	(57)	—
Retirement benefit obligation	(1)	—
KOSH decant provision (refer to note 30)	(3)	—
Leave liabilities	(12)	—
Other payables	(4)	—

Fair value of net identifiable assets acquired	277	—

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

14	ACQUISITIONS AND BUSINESS COMBINATIONS continued
ACQUISITION OF THE MOAB KHOTSONG OPERATIONS continued
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	US dollar
Figures in million	2018	2017

Consideration paid	300	—
Fair value of net identifiable assets acquired	(277)	—

Goodwill	23	—

The goodwill has been allocated to the Moab Khotsong operations. The goodwill is attributable mainly to the skills and technical talent of the Moab Khotsong operations' work force. None of the goodwill recognised is deductible for tax purposes.

ACQUISITION OF FULL OWNERSHIP OF HIDDEN VALLEY
The group had a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited (Newcrest) owned the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu project. On 19 September 2016 Harmony announced the agreement to purchase Newcrest PNG 1 Ltd, the wholly owned subsidiary of Newcrest which held Newcrest's 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1. As part of the transaction, Newcrest made a once-off contribution of US$22.5 million (R309 million) towards Hidden Valley’s future estimated environmental liability. The transaction was conditional upon certain regulatory approvals which were obtained on 25 October 2016 and Harmony gained control over Hidden Valley from this date.

The step-up transaction from joint control to control has been accounted for in terms of IFRS 3 Business Combinations.
Identifiable assets acquired and liabilities assumed
The fair values of the assets acquired and liabilities assumed are as follows:

	Previously held interest	Acquired interest[1]	Total (100%)

Figures in million	US dollar

Fair value of identifiable net assets acquired
Property, plant and equipment	46	46	92
Inventories (current)	35	35	70
Trade and other receivables (current)	2	1	3
Cash and cash equivalents	4	33	37
Provision for environmental rehabilitation	(35)	(35)	(70)
Trade and other payables (current)	(8)	(20)	(28)

	44	60	104

Less fair value of previously held interest[2]			(44)

Fair value of net identifiable assets acquired			60

[1]
Harmony acquired the legal entity which held Newcrest’s interest in Hidden Valley. This subsidiary contained certain assets and liabilities which were different to those held by Harmony with respect to its interest in Hidden Valley.

[2]
The fair value of the previously held interest equalled the carrying amount of the assets and liabilities recognised by Harmony relating to the previously held interest at the date of acquisition and no gain or loss was recognised with respect to the deemed disposal of the previously held interest.

Gain on bargain purchase
As a result of the acquisition of Hidden Valley, a gain on bargain purchase of US$60 million was recognised in 2017. The gain on bargain purchase is calculated as the difference between the consideration paid of US$1 and the fair value of the net identifiable assets acquired of US$60.0 million.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT

	US dollar
Figures in million	2018	2017

Mining assets (a)	1 755	1 625
Mining assets under construction (b)	183	237
Undeveloped properties (c)	288	414
Other non-mining assets (d)	19	16

Total property, plant and equipment	2 245	2 292

(a) Mining assets

ACCOUNTING POLICY
Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.
The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group.
Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.
The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.
Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.
In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.
In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).
Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.
In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.
Mineral rights associated with production phase mineral interests are amortised over the life of mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued

ACCOUNTING POLICY continued
Impairment
Testing for impairment is done in terms of the group policy as discussed in note 2.5.
Stripping activities
The removal of overburden and other mine waste materials is often necessary during the initial development of a mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production.
The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.
When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.
Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.
In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.
All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate. The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.
Scrapping of assets
Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.
Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – GOLD MINERAL RESERVES AND RESOURCES
Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.
Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:

•	Asset carrying values may be affected due to changes in estimated cash flows;

•	Scrapping of assets to be recorded in the income statement, following the derecognition of assets as no future economic benefit expected;

•	Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method;

•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves; and

•	Useful life and residual values may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued

SENSITIVITY ANALYSIS - GOLD MINERAL RESERVES AND RESOURCES EFFECT ON DEPRECIATION
The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During periods presented, this related to Doornkop. Had the group only used proved and probably reserves in its calculations, depreciation for 2018 would have amounted to US$214.2 million (2017: US$200.6 million) (2016: US$153.4 million), compared with the reported totals of US$200.0 million (2017: $185.3 million) (2016: US$149.9 million).

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – PRODUCTION START DATE
Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
• The level of capital expenditure compared to the total project cost estimates;
• The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and
• The ability to sustain the ongoing production of gold.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – STRIPPING ACTIVITIES
The group capitalises stripping costs where they are considered to improve access to ore in future periods. Where the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. This determination is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS
The recoverable amount of mining assets is generally determined utilising real discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.
Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.
The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC), as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.
During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price, silver price and exchange rates assumptions:

	2018	2017	2016
US$ gold price per ounce	1 250	1 200	1 189
US$ silver price per ounce	17.00	17.00	17.80
Exchange rate (R/US$)	13.30	13.61	13.86
Exchange rate (PGK/US$)	3.17	3.16	3.10
Rand gold price (R/kg)	535 000	525 000	530 000

The post-tax real discount rate for Hidden Valley was 9.91% (2017: 11.92%) (2016:11.77%) and the post-tax real discount rates for the South African operations ranged between 8.35% and 10.25% (2017: 8.98% and 11.81%) (2016: 8.43% and 11.48%), depending on the asset, were used to determine the recoverable amounts. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances. Refer to note 6 for details of impairments recorded. The following is the attributable gold resource value assumption:

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS continued

	South Africa			Hidden Valley
US dollar per ounce	2018	2017	2016	2018	2017	2016

Measured	25.00	32.69	40.86	n/a	n/a	n/a
Indicated	8.00	18.68	23.35	5.84	5.84	5.84
Inferred	2.80	4.67	5.84	5.84	5.84	5.84

Should management’s estimate of the future not reflect actual events, further impairments may be identified.
Factors affecting the estimates include:
• Changes to proved and probable ore reserves;
• Economical recovery of resources;
• The grade of the ore reserves may vary significantly from time to time;
• Review of strategy;
• Unforeseen operational issues at the mines;
• Differences between actual commodity prices and commodity price assumptions;
• Changes in the discount rate and foreign exchange rates;
• Changes in capital, operating mining, processing and reclamation costs;
• Mines' ability to convert resources into reserves; and
• Potential production stoppages for indefinite periods.

SENSITIVITY ANALYSIS - IMPAIRMENT OF ASSETS
One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected commodity prices. The sensitivity scenario of a 10% decrease or increase in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 30 June 2018 and 2017:

	US dollar
Figures in million	2018	2017

- 10% decrease
Tshepong Operations[1]	375	281
Kusasalethu	197	157
Hidden Valley	54	79
Target 1	122	137
Doornkop	149	71
Masimong	28	30
Moab Khotsong[1]	118	—
Joel[1]	64	—
Target 3	10	—
Other surface operations	39	20
Target North	132	—
Unisel	38	17
Bambanani[1]	16	10

+ 10% increase
Masimong	4	—
Target North	79	—
Unisel	31	—

1 The carrying amounts of these CGU's include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.
At all other operations, a 10% increase in the gold price would have resulted in no impairments being recorded.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued
The movement in the mining assets balance is as follows:

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	3 094	3 189
Fully depreciated assets no longer in use derecognised	—	(295)
Additions[1]	198	158
Deemed disposal of 50% of Hidden Valley	—	(332)
Acquisition of 100% of Hidden Valley	—	76
Acquisition of Moab Khotsong	310	—
Disposals	(5)	(1)
Scrapping of assets	—	(23)
Adjustment to rehabilitation asset	(13)	(1)
Transfers and other movements	243	21
Translation	(223)	302

Balance at end of year	3 604	3 094

Accumulated depreciation and impairments
Balance at beginning of year	1 469	1 648
Fully depreciated assets no longer in use derecognised	—	(295)
Impairment of assets	251	112
Deemed disposal of 50% of Hidden Valley	—	(294)
Disposals	(5)	(1)
Scrapping of assets	—	(12)
Depreciation	217	187
Translation	(83)	124

Balance at end of year	1 849	1 469

Net carrying value	1 755	1 625

1 Included in additions for 2018 is an amount of US$0.1 million for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

Acquisition and deemed disposal of assets
On 1 March 2018 the group acquired Moab Khotsong. Included in this acquisition was property, plant and equipment with a fair value of US$321.5 million. Of the total acquisition costs, US$309.7 million relates to mining assets and US$11.8 million relates to other non-mining assets respectively. Refer to note 14 for more information relating to the acquisition.
During 2017 the group obtained 100% ownership of Hidden Valley. Included in this acquisition was property, plant and equipment with a fair value of US$92.6 million. Of the total acquisition costs, US$76.2 million relates to mining assets and US$15.6 million relates to assets under construction respectively. Refer to note 14 for more information relating to the acquisition.
Loss on scrapping of property, plant and equipment
Losses arising from the derecognition of property, plant and equipment no longer in use amounted to US$0.1 million 2017: US$10.3 million) (2016: US$4.4 million). No future economic benefits are expected from the use or disposal of these assets.

Stripping activities
Included in the balance for mining assets is an amount of US$18.9 million (2017: US$7.2 million) for stripping activities. The movement for 2018 relates to Kalgold and Hidden Valley. Depreciation of US$0.3 million (2017: US$0.4 million) were recorded for these activities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued
Transfer of assets
Transfer of assets relates to assets under construction transferred to mining assets. On 1 June 2018 commercial levels of production were achieved at Hidden Valley following the plant upgrade and the development of stage 5 and 6 cut back and as a result an amount of US$213.6 million was transferred. The remaining transfer of US$29.4 million relates to Tshepong Operations following the completion of a major project.
(b) Mining assets under construction

ACCOUNTING POLICY
At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.
Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.
Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.
Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.
Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction balance is as follows:

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	237	107
Additions[1]	155	121
Depreciation capitalised[2]	24	7
Deemed disposal of 50% of Hidden Valley	—	(8)
Acquisition of 100% of Hidden Valley	—	16
Finance costs capitalised[3]	14	5
Transfers and other movements	(243)	(20)
Translation	(4)	9

Balance at end of year	183	237

1 For 2018 pre-production revenue of US$100.2 million (2017: US$nil) was credited against additions.
2 Relates primarily to Hidden Valley.
3 Refer to note 11 for further detail on the capitalisation rate applied
Refer to mining assets above for information relating to the acquisition of assets under construction.
(c) Undeveloped properties

ACCOUNTING POLICY
Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested annually for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(c) Undeveloped properties continued
The movement in the undeveloped properties balance is as follows:

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	415	372
Translation	(21)	43

Balance at end of year	394	415

Accumulated depreciation and impairments
Balance at beginning and end of year	1	1
Impairment[1]	105	—

Balance at end of year	106	1
Net carrying value	288	414
1 The impairment relates to Target North.
(d) Other non-mining assets

ACCOUNTING POLICY
Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.
Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•	Vehicles at 20% per year.

•	Computer equipment at 33.3% per year.

•	Furniture and equipment at 16.67% per year.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets balance is as follows:

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	34	29
Fully depreciated assets no longer in use derecognised	—	(1)
Additions	3	3
Acquisition of Moab Khotsong	12	—
Transfers and other movements	(1)	—
Translation	(4)	3

Balance at end of year	44	34

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

15	PROPERTY, PLANT AND EQUIPMENT continued
(d) Other non-mining assets continued
The movement in the non-mining assets balance: continued

	US dollar
Figures in million	2018	2017

Accumulated depreciation and impairments
Balance at beginning of year	18	15
Fully depreciated assets no longer in use derecognised	—	(1)
Depreciation	4	3
Impairment	4	—
Translation	(1)	1

Balance at end of year	25	18

Net carrying value	19	16

16	INTANGIBLE ASSETS

ACCOUNTING POLICY
Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:
Goodwill
Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint ventures and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.
Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.
The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.
Technology-based assets
Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:
• Computer software at 20% per year.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS - IMPAIRMENT OF GOODWILL
Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 15.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

16	INTANGIBLE ASSETS continued

	US dollar
Figures in million	2018	2017

Goodwill (a)	36	45
Technology-based assets (b)	1	1

Total	37	46

(a)	Goodwill

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	181	161
Acquisition of Moab Khotsong	23	—
Translation	(12)	20

Balance at end of year	192	181

Accumulated amortisation and impairments
Balance at beginning of year	136	104
Impairment[1]	27	19
Translation	(7)	13

Balance at end of year	156	136

Net carrying value	36	45

The net carrying value of goodwill has been allocated to the following cash generating units:
Bambanani	16	17
Moab Khotsong	20	—
Tshepong Operations[1]	—	25
Joel[1]	—	3

Net carrying value	36	45

1 In 2018 goodwill impairment of US$23.6 million (2017: US$19.4 million) was recorded for the Tshepong Operations and goodwill impairment of US$3.0 million (2017: US$nil) was recorded for Joel as the carrying values exceeded the recoverable values of the related cash generating units. Refer to note 6 for further details on the impairment assessment.

(b)	Technology-based assets

	US dollar
Figures in million	2018	2017

Cost
Balance at beginning of year	3	13
Fully depreciated assets no longer in use derecognised	—	(11)
Additions	1	—
Translation	(1)	1

Balance at end of year	3	3

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

16	INTANGIBLE ASSETS continued

(b)	Technology-based assets continued

	US dollar
Figures in million	2018	2017

Accumulated amortisation and impairments
Balance at beginning of year	2	11
Fully depreciated assets no longer in use derecognised	—	(11)
Amortisation charge	1	1
Translation	(1)	1

Balance at end of year	2	2

Net carrying value	1	1

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 17, 18, 19 AND 20)
Financial assets are initially measured at fair value when the group becomes a party to their contractual arrangements, with the exception of loans and receivables which are recognised on origination date. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified at fair value through profit or loss. The subsequent measurement of financial assets is discussed below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.
On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognised in equity is recognised in profit or loss.
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
The group classifies financials assets as follows:

•
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

–__-Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

–__-Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. If collection of the trade receivable is expected in one year or less it is classified as current assets. If not, it is presented as non-current assets. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

•
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. The fair values of quoted investments are based on current bid prices. If the fair value for a financial instrument cannot be obtained from an active market, the group establishes fair value by using valuation techniques. The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event. A portion of restricted investments held by the trust funds (refer to note 18) are classified as held-to-maturity investments.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 17, 18, 19 AND 20) continued

•
Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. Derivative assets are categorised as held for trading unless designated as hedging instruments (refer to note 2.3). These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognised in the income statement in the period in which they arise.

17	RESTRICTED CASH

	US dollar
Figures in million	2018	2017

Non-current (a)	6	5
Current (b)	3	1

Total restricted cash	9	6

(a)
The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. Refer to note 26. The funds are invested equally in short term money market funds and call accounts.

(b)	Cash of US$1.4 million relates to monies released from the environmental trusts as approved by the DMR which may only be used for further rehabilitation.

18	RESTRICTED INVESTMENTS

	US dollar
Figures in million	2018	2017

Investments held by environmental trust funds (a)	235	200
Investments held by social trust funds (b)	2	3

Total restricted investments	237	203

(a) Environmental trust funds

ACCOUNTING POLICY
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and medium term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. The equity-linked notes are designated as fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short-term investments are classified either as held-to-maturity and recorded at amortised cost or as cash and cash equivalents and recorded at fair value. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

18	RESTRICTED INVESTMENTS continued
(a) Environmental trust funds continued
The environmental trust funds consist of:

	US dollar
Figures in million	2018	2017

Held-to-maturity financial assets	169	137
Cash and cash equivalents (loans and receivables)	2	2
Fair value through profit or loss financial assets	64	61

Total environmental trust funds	235	200

Reconciliation of the movement in the investments held by environmental trust funds:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	200	167
Interest income	12	11
Fair value gain	6	—
Moab Khotsong acquisition[1]	33	—
Equity-linked deposits acquired	—	15
Maturity/(acquisition) of held-to-maturity investments	—	(16)
Net (disposal)/acquisition of cash and cash equivalents	(1)	2
Translation	(15)	21

Balance at end of year	235	200

1 Refer to note 14 for further information. The amount includes US$5.0 million relating to Nufcor SA. Upon receipt the funds were invested within held-to-maturity financial assets.
(b) The social trust fund
The social trust fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.
The social trust fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

19	TRADE AND OTHER RECEIVABLES

	US dollar
Figures in million	2018	2017

Non-current assets

Financial assets

Loans to associates (b)	8	9
Loan to ARM BBEE Trust (c)	19	17
Provision for impairment (b) (c)	(9)	(12)

Total non-current trade and other receivables	18	14

Current assets

Financial assets

Trade receivables (gold)	39	27
Other trade receivables	9	9
Provision for impairment	(4)	(4)

Trade receivables - net	44	32
Interest and other receivables (a)	—	6
Employee receivables	1	1

Non-financial assets

Prepayments	6	6
Value added tax	23	30
Income and mining taxes	9	1

Total current trade and other receivables	83	76

(a)	No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

(b)
The balance in 2018 comprises US$8.4 million (2017: US$8.8 million) owed by Pamodzi Gold Limited (Pamodzi). Pamodzi was placed into liquidation during 2009 and the loan was provided in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(c)
During 2016, Harmony advanced US$13.5 million to the ARM BBEE Trust, shareholder of African Rainbow Minerals Limited (ARM). The trust is controlled and consolidated by ARM, who holds 12.7% of Harmony's shares. Harmony is a trustee of the ARM BBEE Trust. The loan is subordinated and unsecured. The interest is market related (3 months JIBAR plus 4.50%) and is receivable on the maturity of the loan on 31 December 2022. During the year, the loan was tested for impairment and a reversal of US$3.2 million was recognised following an increase in the ARM share price, compared to a provision of US$1.0 million recorded in June 2017. The recoverable amount of US$18.5 million (2017: US$14.0 million) was calculated using a discounted cash flow model. The cash flows in the model includes projected interest payments and projected ARM share price on the expected repayment date.

The movement in the provision for impairment of current trade receivables during the year was as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	4	2
Impairment loss recognised	1	1
Translation	(1)	1

Balance at end of year	4	4

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

19	TRADE AND OTHER RECEIVABLES continued
The movement in the provision of non-current loans receivable during the year was as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	12	13
Impairment loss recognised	—	1
Reversal of impairment loss	(3)	(3)
Translation	—	1

Total provision of non-current loans receivable	9	12

The ageing of current trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2018

Fully performing	42	1
Past due by 1 to 30 days	1	—
Past due by 31 to 60 days	2	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	1	1
Past due by more than 361 days	2	2

	48	4

30 June 2017

Fully performing	31	—
Past due by 1 to 30 days	1	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	1
Past due by more than 90 days	1	1
Past due by more than 361 days	2	2

	36	4

The ageing of non-current loans receivable at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2018

Fully performing	19	1
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	8	8

	27	9

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

19	TRADE AND OTHER RECEIVABLES continued
The ageing of non-current loans receivable continued

	US dollar
Figures in million	Gross	Impairment

30 June 2017

Fully performing	17	3
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	9	9

	26	12

The majority of fully performing trade receivables are indirectly associated with financial institutions of good credit quality. Provisions for the other loans and receivables have been raised following an assessment of their credit risk by management.
During 2017 and 2018 there was no renegotiation of the terms of any receivable.
As at 30 June 2018 and 30 June 2017, there was no collateral pledged or held for any of the receivables.

20	DERIVATIVE FINANCIAL ASSETS

	US dollar
Figures in million	2018	2017

Financial assets
Non-current	6	24

Rand gold hedging contracts - hedge accounted (a)	5	23
US$ commodity contracts (b)	1	1

Current	39	117

Rand gold hedging contracts - hedge accounted (a)	29	82
US$ commodity contracts (b)	5	1
Foreign exchange hedging contracts (c)	5	34

Total derivative financial assets	45	141

	US dollar
Figures in million	2018	2017

Financial liabilities
Non-current	1	—

Rand gold hedging contracts - non-hedge accounted (a)	1	—

Current	15	—

Foreign exchange hedging contracts (c)	15	—

Total derivative financial liabilities	16	—

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

20	DERIVATIVE FINANCIAL ASSETS continued

a)
Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves - refer to note 25). During the year ended 30 June 2018, the contracts that matured realised a gain of US$93.2 million (2017: US$54.7 million), of which US$93.2 million (2017: US$53.5 million) has been included in revenue. There was no ineffective portion in the current year (2017: US$1.2 million). The unamortised portion of the day one gain or loss amounted to US$0.9 million at 30 June 2018 (2017: US$2.6 million). The loss from non-hedge accounted rand gold forward sale contracts included in gains on derivatives amounted to US$0.9 million (2017: US$nil).

b)
Harmony maintains a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to US$2.7 million (2017: US$1.5 million).

c)
Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which sets a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement (refer to note 7). These gains amounted to US$8.8 million (2017: US$79.6 million).

The following table shows the open position at the reporting date:

	FY19				FY20				TOTAL
2018	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

US$ZAR

Zero cost collars
US$m	94	53	45	60	—	—	—	—	252
Floor	14.09	14.14	13.14	13.09	—	—	—	—	13.69
Cap	15.09	15.08	13.80	13.77	—	—	—	—	14.54

Forward contracts
$m	8	59	69	65	18	18	18	18	273
FEC	13.55	13.50	13.63	13.76	14.59	14.76	14.94	15.12	13.95

R/gold

'000 oz	54	51	53	41	43	34	15	9	300
R'000/kg	697	621	630	614	622	643	631	655	639

US$/gold

'000 oz	24	24	20	18	6	4	—	—	96
US$/oz	1 288	1 291	1 335	1 338	1 370	1 400	—	—	1 318

Total gold

'000 oz	78	75	73	59	49	38	15	9	396

US$/silver

'000 oz	240	240	90	90	90	—	—	—	750
Floor	17.10	17.10	17.30	17.30	17.40	—	—	—	17.19
Cap	18.10	18.10	18.30	18.30	18.40	—	—	—	18.19

Refer to note 4 for the details on the fair value measurements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

21	INVESTMENTS IN ASSOCIATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)
Harmony acquired a 32.4% interest in Pamodzi on 27 February 2008, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2018, the liquidation process has not been concluded. Refer to note 19(b) for details of the loan and provision of impairment of the loan.

(b)
Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

In December 2014, Rand Refinery drew down US$88.1 million on an irrevocable subordinated shareholders' loan. Harmony's portion of the shareholders' loan was US$10.4 million. The original loan facility agreement allowed for any unpaid balance to be converted to equity after two years. An amended agreement was concluded on 5 June 2017, converting the loan to cumulative, redeemable preference shares of no par value. The fair value of the loan on conversion was US$5.6 million, resulting in a loss of US$1.2 million.
In 2018, the recoverable amount of the investment in Rand Refinery, after accounting for the current period share in profit, was calculated at US$6.1 million using a discount rate of 15.7%. This resulted in the recognition of an impairment of US$1.2 million.
Rand Refinery has a 31 August year-end.
The net investment in Rand Refinery consists of:

	US dollar
Figures in million	2018	2017

Investment in associate	6	4

Investment in ordinary shares[1]	—	—
Redeemable preference shares	6	4

Net investments in associates	6	4

1 Carried at cost less accumulated impairment.
The movement in the investments in associates during the year is as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	4	—
Conversion to preference shares	—	6
Share of profit/(loss) in associate	4	(2)
Impairment loss	(1)	—
Translation	(1)	—

Balance at end of year	6	4

22	INVESTMENT IN JOINT OPERATIONS
MOROBE MINING JOINT VENTURES (MMJV) PARTNERSHIP AGREEMENT
The group has a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest owns the remaining 50% interest in these assets. This partnership was formed during the 2009 financial year through a range of transactions and was completed by 30 June 2009. The assets included the Hidden Valley operation and the Wafi-Golpu project. During the 2017 year, Harmony purchased Newcrest's 50% interest in Hidden Valley. The key remaining asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

23	INVENTORIES

ACCOUNTING POLICY
Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.
The cost of bullion, gold-in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.
Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in-process includes gold in lock-up which is generally measured from the plants onwards.
Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.
At the group’s open pit operations, gold in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow moving and redundant items.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Judgement in applied in estimating the provision for stock obsolescence. The provision is recognised, on items not considered critical, as a percentage of the value of the inventory depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than 5 years is written down to zero unless there is sufficient evidence of a recoverable amount.

	US dollar
Figures in million	2018	2017

Gold in lock-up	3	3
Gold in-process, ore stockpiles and bullion on hand[1]	45	21
Consumables at weighted average cost (net of provision)[2]	82	65

Total inventories	130	89
Non-current portion of gold in lock-up and gold in-process	(3)	(3)

Total current portion of inventories	127	86

Included in the balance above is:
Inventory valued at net realisable value	15	15

1 The restoration of run-of-mine stockpiles at Hidden Valley was the main reason for the increase in ore stockpiles.
2 The increase in consumables is mainly as a result of Hidden Valley and the Moab Khotsong acquisition. Refer to note14 for more information.
During the year, an increase of US$2.3 million (2017: US$2.8 million) to the provision for slow moving and redundant stock was made. The increase in 2018 and 2017 in the provision was primarily the result of additional redundant stock items identified in PNG and provided for. The total provision at 30 June 2018 was US$20.4 million (2017: US$19.0 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

24	SHARE CAPITAL

ACCOUNTING POLICY
Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
The cost of treasury shares is eliminated against the share capital balance.

AUTHORISED
1 200 000 000 ordinary shares with no par value (2017: 1 200 000 000 ordinary shares of 50 SA cents each).
ISSUED
500 251 751 ordinary shares with no par value (2017: 439 957 199 ordinary shares of 50 SA cents each). All issued shares are fully paid.

During the year, all issued and authorised shares with a par value of 50 SA cents each were converted into ordinary shares of no par value.
SHARE ISSUES
Harmony conducted a placement of new ordinary shares to qualifying investors to raise up to US$100.0 million, which represented approximately 15 per cent of the group’s existing issued ordinary share capital prior to the placement. The placement was conducted through an accelerated bookbuild. The net proceeds of the placement were to be used to pay down part of the outstanding bridge loan raised for the acquisition of the Moab Khotsong operations.

During June 2018, a total of 55 055 050 new ordinary shares were placed with existing and new institutional investors at a price of R19.12 per share, raising gross proceeds of US$82.7 million. Costs directly attributable to the issue of the shares amounted to US$3.7 million.

African Rainbow Minerals Limited (ARM) agreed to subscribe for an additional 11 032 623 shares at R19.12 a share to maintain its shareholding of 14.29% post the placement of shares, subject to Harmony shareholder approval. Refer to note 37 for details on events subsequent to year end.

An additional 5 239 502 (2017: 2 657 720) shares were issued relating to the exercise of share options by employees. Note 34 set out the details in respect of the share option scheme.
TREASURY SHARES
Included in the total of issued shares is an amount of 335 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the company and 47 046 shares held by the Kalgold Share Trust. As the trust is controlled by the group, the shares are treated as treasury shares. The 28 507 shares held by the Tlhakanelo Trust as at 30 June 2017 were sold in August 2017.

25	OTHER RESERVES

	US dollar
Figures in million	2018	2017

Foreign exchange translation reserve (a)	(1 650)	(1 528)
Hedge reserve (b)	27	84
Share-based payments (c)	253	224
Post-retirement benefit actuarial gain/(loss) (d)	(1)	(2)
Acquisition of non-controlling interest in subsidiary (e)	(57)	(57)
Equity component of convertible bond (f)	41	41
Repurchase of equity interest (g)	(13)	(13)
Other	(2)	(4)

Total other reserves	(1 402)	(1 255)

(a)
The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. The US dollar amount includes the translation effect from rand to US dollar.

(b)
During the year, Harmony entered into Rand gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 20 for further information.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

25	OTHER RESERVES continued

(b)	Hedge reserve continued
The reconciliation of the hedge reserve is as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	84	—

	17	128

Net gain on Rand gold contracts	21	160
Deferred tax thereon	(4)	(32)

	(74)	(43)

Released to revenue	(93)	(54)
Deferred tax thereon	19	11

	—	(1)

Released to gains on derivatives (hedge ineffectiveness)	—	(1)
Deferred tax thereon	—	—

Balance at end of year	27	84

(c)	Share-based payments

	US dollar
Figures in million	2018	2017

Balance at beginning of year	224	197
Share-based payments expensed (i)	29	27

Balance at end of year	253	224

(i) The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to purchase shares in the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. Refer to note 34 for more details.

(d)	The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement.

	US dollar
Figures in million	2018	2017

Balance at beginning of year	(2)	(2)
Actuarial loss	1	—

Balance at end of year	(1)	(2)

(e)
On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of US$86.5 million (A$123 million) over the carrying amount of non-controlling interest acquired, amounting to US$57 million, has been accounted for under other reserves.

(f)
On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(g)
On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of US$20.5 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

ACCOUNTING POLICY - PROVISIONS (APPLICABLE TO NOTES 26, 27, 28 AND 30)
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.
Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

26	PROVISION FOR ENVIRONMENTAL REHABILITATION

ACCOUNTING POLICY
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.
Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is performed in accordance with the accounting policy dealing with impairments of non-financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	2018	2017	2016
	%	%	%

South African operations
Inflation rate	5.50	6.50	6.75
Discount rates
- 12 months	6.70	7.50	8.00
- one to five years	7.00	7.60	8.40
- six to nine years	8.20	8.40	9.00
- ten years or more	8.60	9.10	9.20

PNG operations:
Inflation rate	6.00	6.60	5.00
Discount rates	6.25	6.25	6.25

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

26	PROVISION FOR ENVIRONMENTAL REHABILITATION continued
The following is a reconciliation of the total liability for environmental rehabilitation:

	US dollar
Figures in million	2018	2017

Provision raised for future rehabilitation

Balance at beginning of year	201	148
Change in estimate - Balance sheet	(13)	(1)
Change in estimate - Income statement	5	(1)
Utilisation of provision	(7)	(7)
Time value of money and inflation component of rehabilitation costs	15	13
Acquisitions[1]	57	35
Translation	(18)	14

Total provision for environmental rehabilitation	240	201

1 The 2018 acquisition relates to the Moab Khotsong operations (refer to note 14). The 2017 acquisition relates to Hidden Valley.
The provision for environmental rehabilitation for PNG amounts to US$71.7 million (2017: US$73.9 million) and is unfunded.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the mines, in the current monetary terms, is as follows:

	US dollar
Figures in million	2018	2017

Future net undiscounted obligation

Ultimate estimated rehabilitation cost	338	273
Amounts invested in environmental trust funds (refer to note 18)	(235)	(200)

Total future net undiscounted obligation	103	73

With the introduction of the National Environmental Management Act (NEMA) Regulations on Financial Provisioning, effective from February 2020, there may be changes to the estimate of the liability and the way in which the group funds the obligation.
The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 17 and 36.
27    PROVISION FOR SILICOSIS SETTLEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Significant judgement is applied in estimating the cost that will be required in future to settle any claims against the group’s mines. The ultimate cost may differ from current estimates.
The provision amount was based on estimates of number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion.
The key assumptions that were made in the determination of the provision amount include:
• Silicosis prevalence rates;
• Estimated settlement per claimant;
• Benefit take-up rates;
• Disease progression rates; and
• Timing of cash flows
A discount rate of 8.5% (2017:8.0%) was used, based on government bonds with similar terms to the obligation.

There is uncertainty with regards to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

27	PROVISION FOR SILICOSIS SETTLEMENT continued
i) Consolidated class action.
Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016.

A gold mining industry working group which includes Harmony (the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group engaged all stakeholders on these matters and on 3 May 2018, announced that they have reached an agreement with the lawyers representing the claimants in the silicosis class action litigation. The settlement is subject to certain suspensive conditions, including the agreement being approved by the South Gauteng High Court.

Management had estimated Harmony's provision towards the silicosis settlement at US$67.0 million (2017: US$70.0 million) as at 30 June 2018. Annual changes in the provision consist of time value of money (recognised as finance costs) and changes in estimates (other operating expenses). The change in estimate is a gain of US$4.9 million due to a change in the timing of expected cashflows. The contributions are expected to be settled by cash flows from the group's South African operations and will occur over a number of years. The nominal amount for Harmony group is US$86.3 million.

The following is a reconciliation of the total provision for the silicosis settlement:

	US dollar
Figures in million	2018	2017

Provision raised for settlement

Balance at beginning of year	70	—
Initial recognition	—	70
Change in estimate	(5)	—
Time value of money and inflation component	6	—
Translation loss	(4)	—

Total provision for silicosis settlement	67	70

Sensitivity analysis
The impact of a reasonable change in certain key assumptions would increase or decrease the provision amount by the following amounts:

	US dollar
Figures in million	2018	2017

Effect of an increase in the assumption:

Change in benefit take-up rate[1]	5	6
Change in silicosis prevalence[2]	5	6
Change in disease progression rates[3]	2	3

Effect of a decrease in the assumption:

Change in benefit take-up rate[1]	(5)	(6)
Change in silicosis prevalence[2]	(5)	(6)
Change in disease progression rates[3]	(2)	(3)

1 Change in benefit take-up rate: the take-up rate does not affect the legal cost allocation, but a 10% change results in a proportionate change in the other values.
2 Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour number or a 10% change in the disease risk.
3 Change in disease progression rates: a one year shorter/longer disease progression period was used. This assumption is not applicable to the dependant or TB classes.
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.
A change in the settlement claim amount would result in a change in the provision amount on a rand for rand basis.
The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

27	PROVISION FOR SILICOSIS SETTLEMENT continued

ii) Individual claims.
Harmony and one of its subsidiaries received a summons from Richard Spoor Attorneys on behalf of an employee. The plaintiff was claiming damages from Harmony and one of its subsidiaries, and another gold mining company. The plaintiff had alleged to have contracted silicosis with progressive massive fibrosis during the course of his employment. The action was subsequently withdrawn against Harmony and its subsidiaries.

28	RETIREMENT BENEFIT OBLIGATION

ACCOUNTING POLICY

The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 9.8%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table (SA “”a mf”” tables) (retirement age of 65) and a medical inflation rate of 7.9% (2017: discount rate of 10.0%, retirement age of 60 and 8.0% inflation rate) (2016: discount rate of 9.7%, retirement age of 60 and 7.7% inflation rate).

Management determined the discount rate by assessing government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

(a) Pension and provident funds
The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.
The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9.5% of gross salary and wages for the 2018 year (2017: 9.5%). The fund is a defined contribution plan.
The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2017: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.
Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2018 financial year amounted to US$49.0 million (2017: US$40.6 million).
(b) Post-retirement benefits other than pensions
Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group also inherited various post-retirement medical benefit obligations with the acquisition of the Moab Khotsong operations (refer to note 14). Given the materiality of these new obligations, the details have not been included in the discussion below. Except for the abovementioned employees, Harmony has no other post-retirement obligation for the other group employees.
The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.
The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2018, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2019.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

28	RETIREMENT BENEFIT OBLIGATION continued
(b) Post-retirement benefits other than pensions continued
The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:

●
It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership;

●	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account;

●	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.
Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:

●	Change in bond yields: A decrease in the bond yields will increase the plan liability.

●	Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability.

●	Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.
The net actuarial loss for 2018 was mainly due to exits of employed and retired members being lower than expected and actual subsidy inflation being higher than assumed (2017: net actuarial gain was mainly exits of current employees being higher than expected, partially offset by exits of CAWMS being lower than expected and the actual subsidy inflation being higher than assumed).

	US dollar
Figures in million	2018	2017

Present value of unfunded obligations	13	14

Current employees	4	5
Retired employees	9	9

Movement in the liability recognised in the balance sheet

Balance at beginning of year	14	11
Contributions paid	(1)	(1)
Finance costs	1	1
Net actuarial (gain)/loss recognised during the year[1]	(1)	—
Moab Khotsong acquisition (refer to note 14)	1	—
Translation	(1)	3

Balance at end of year	13	14

1 The net actuarial (gain)/loss has been recorded in other comprehensive income.

	US dollar
Figures in million	2018	2017

The net liability of the defined benefit plan is as follows:

Present value of defined benefit obligation	13	14
Fair value of plan assets	—	—

Net liability of defined benefit plan	13	14

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

28	RETIREMENT BENEFIT OBLIGATION continued
(b) Post-retirement benefits other than pensions continued
The effect of a percentage point increase and decrease in the assumed medical cost trend rate is as follows:

	US dollar
Figures in million	2018	2017

Effect of a 1% increase on:

Aggregate of service cost and finance costs	—	—
Defined benefit obligation	2	2

Effect of a 1% decrease on:

Aggregate of service cost and finance costs	—	—
Defined benefit obligation	(1)	(1)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The analysis is performed on the same basis for 2017.
The group expects to contribute approximately US$0.7 million to the benefit plan in 2019.
The weighted average duration of the defined benefit obligation is 14 years.

ACCOUNTING POLICY - FINANCIAL LIABILITIES (APPLICABLE TO NOTES 29 AND 31)
Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•
Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.
Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•
Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

29	BORROWINGS
FACILITIES
Nedbank Limited
The R1 billion (US$76.7 million) Nedbank revolving credit facility (RCF) was entered into on 20 February 2017. US$22.4 million was repaid on the facility in September 2017. US$40.2 million was drawn down on the same facility in April 2018.
Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate.
US dollar facilities
US$140 million was repaid on the US$250 million RCF in August 2017. On 28 July 2017, Harmony concluded an agreement for a new three-year syndicated facility of US$350 million (US$175 million term loan plus US$175 million RCF). The facility was negotiated on similar terms to the previous US$250 million facility. US$175 million was drawn down on the term loan in August 2017. US$40 million was drawn down on the RCF during November 2017. A further $110 million was drawn down on the same facility in February 2018.

On 18 October 2017, Harmony concluded an agreement for a new 12-month bridge loan of US$200 million in order to partially fund the acquisition of the Moab Khotsong operations (refer to note 14). The facility was concluded with similar terms and covenants as the existing loan facilities. US$200 million was drawn down on the bridge loan in February 2018. US$50 million was repaid in April 2018 and a further US$100 million was repaid in June 2018. Refer to note 37 for details of events after the reporting date.
TERMS AND DEBT REPAYMENT SCHEDULE AT 30 June 2018

	Interest charge	Repayment terms	Repayment date	Security
Nedbank Limited (Secured loan - rand revolving credit facility)	1, 3 or 6 month JIBAR plus 3.15%, payable at the elected interest interval	Repayable on maturity	February 2020	Cession and pledge of operating subsidiaries' shares and claims
US dollar facility (Secured loan)	3 or 6 month LIBOR plus 3% for the RCF and 3.15% for the term facility, payable at the elected interest interval	Repayable on maturity	July 2020	Cession and pledge of operating subsidiaries' shares and claims
US dollar bridge loan (Secured loan)	LIBOR, plus elected interest of 2.5% first 6 months, 3% next 3 months, 3.5% last 3 months.	Repayable on maturity	October 2018	Cession and pledge of operating subsidiaries' shares and claims
DEBT COVENANTS
The debt covenant tests for both the rand and US dollar facilities are as follows:

●	The group's interest cover ratio shall not be less than five (EBITDA1/Total interest paid);

●	Tangible Net Worth[2] to total net debt ratio shall not be less than six times or eight times when dividends are paid;

●	Leverage[3] shall not be more than 2.5 times.
1 Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement excludes unusual items such as impairment and restructuring cost.
2 Tangible Net Worth is defined as total equity less intangible assets.
3 Leverage is defined as total net debt to EBITDA.
At the time of entering into the bridge loan the Tangible Net Worth to total net debt ration covenant was renegotiated and relaxed from 6 times to 4 times for the full term of the bridge loan. No breaches of the covenants were identified during the tests in the 2017 and 2018 financial years.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

29	BORROWINGS continued
INTEREST BEARING BORROWINGS

	US dollar
Figures in million	2018	2017

Non-current borrowings

Nedbank Limited (secured loan - R1.0 billion revolving credit facility)	36	23

Balance at beginning of year	23	—
Draw down	41	24
Repayments	(24)	—
Translation	(4)	(1)

US$250 revolving credit facility (secured loan)	—	—

Balance at beginning of year	—	139
Draw down	—	30
Repayments	—	(30)
Amortisation of issue costs	—	1
Transferred to current liabilities	—	(140)

US$350 facility (secured loan)	321	—

Draw down	325	—
Issue cost	(7)	—
Amortisation of issue costs	3	—

Total non-current borrowings	357	23

Current borrowings

Nedbank Limited (secured loan - R1.0 billion revolving credit facility)	—	—

Balance at beginning of year	—	20
Repayments	—	(20)

US$250 revolving credit facility (secured loan)	—	140

Balance at beginning of year	140	—
Repayments	(140)	—
Transferred from non-current liabilities	—	140

US$200 bridge loan facility (secured loan)	50	—

Draw down	200	—
Repayments	(150)	—

Total current borrowings	50	140

Total interest-bearing borrowings	407	163

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

29	BORROWINGS continued
INTEREST BEARING BORROWINGS continued

	US dollar
Figures in million	2018	2017

The maturity of borrowings is as follows:

Current	51	140
Between one to two years	36	—
Between two to five years	320	23

	407	163

	US dollar
Figures in million	2018	2017

Undrawn committed borrowing facilities:

Expiring within one year	—	110
Expiring after one year	61	53

	61	163

EFFECTIVE INTEREST RATES

	2018	2017
	%	%

Nedbank Limited - rand revolving credit facility	10.2	10.5
US$250 million revolving credit facility	4.2	3.9
US$350 million facility	4.8	—
US$200 million bridge loan	4.5	—

30	OTHER NON-CURRENT LIABILITIES

	US dollar
Figures in million	2018	2017

KOSH deep groundwater pollution liability (a)	3	—
Sibanye Beatrix ground swap royalty	—	1

Total non-current liabilities	3	1

(a) KOSH deep groundwater pollution liability
Harmony purchased selected mining infrastructure in the Klerksdorp, Orkney, Stilfontein, Hartebeesfontein (KOSH) area from AngloGold Ashanti Limited (refer to note 14). During an assessment of the environmental liabilities associated with this purchase, a risk related to the potential decant and pollution of deep ground mine water from the re-watered underground workings was identified.

Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. Harmony has commissioned a detailed assessment of the mine void after closure to provide clarity on the locality and volume of water expected to decant after mine closure and the quality of the decant water. Simulations have shown that the potential impact from this decant is low and that it will not impact on any down-gradient receptors, including the Vaal River.

A contingent liability acquired in a business combination is recognised in the acquisition accounting if it is a present obligation and its fair value can be measured reliably. Based on Harmony's assessment, a liability of US$3.2 million has been raised as part of the liabilities assumed in the business combination.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

31	TRADE AND OTHER PAYABLES

ACCOUNTING POLICY

The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	US dollar
Figures in million	2018	2017

Financial liabilities

Trade payables	43	40
Other liabilities (a)	13	7

Non-financial liabilities

Payroll accruals	41	28
Leave liabilities (b)	38	30
Shaft related accruals	42	37
Other accruals	15	7
Value added tax	6	4

Total current trade and other payables	198	153

During the 2018 financial year, Harmony acquired Moab Khotsong operations. Refer to note 14 for details of the transaction and the balances taken on as a result.
(a) Other liabilities
Includes a loan from Village Main Reef Limited of US$3.6 million. The loan was taken-on with the acquisition of the Moab Khotsong operations. The loan is unsecured, interest free and has no fixed terms of payment.
(b) Leave liabilities
Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.
The movement in the liability recognised in the balance sheet is as follows:

	US dollar
Figures in million	2018	2017

Balance at beginning of year	30	23
Benefits paid	(31)	(29)
Total expense per income statement	29	31
Acquisitions[1]	12	3
Translation (gain)/loss	(2)	2

Balance at end of year	38	30

1 Acquisitions of Moab Khotsong operations in 2018 and Hidden Valley in 2017.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

32    CASH GENERATED BY OPERATIONS

	US dollar
Figures in million	2018	2017	2016

Reconciliation of profit/(loss) before taxation to cash generated by operations:

Profit/(loss) before taxation	(339)	(20)	109
Adjustments for:
Amortisation and depreciation	200	185	149
(Reversal of impairment)/impairment of assets	386	131	(3)
Share-based payments	28	29	23
Net decrease in provision for post-retirement benefits	—	(1)	(1)
Net increase/(decrease) in provision for environmental rehabilitation	(2)	(8)	(7)
Profit on sale of property, plant and equipment	—	(3)	—
Loss on scrapping of property, plant and equipment	—	10	4
(Profit)/loss from associates	(3)	1	—
Gain on bargain purchase	—	(60)	—
Interest received	(27)	(20)	(17)
Finance costs	26	17	19
Inventory adjustments	(16)	31	7
Foreign exchange translation difference	52	(16)	45
Non cash portion of gains on derivatives	43	(7)	(25)
Day one loss amortisation	3	6	—
Silicosis settlement provision	(5)	70	—
Other non-cash adjustments	(2)	(5)	1

Effect of changes in operating working capital items

Receivables	(8)	(30)	12
Inventories	(31)	2	5
Payables	29	8	1

Cash generated by operations	334	320	322

ADDITIONAL CASH FLOW INFORMATION
The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.
At 30 June 2018, US$61.2 million (2017: US$163.4 million) (2016: US$177.9 million) of borrowing facilities had not been drawn down and is therefore available for future operation activities and future capital commitments. Refer to note 29.

a)	Acquisitions of investments/business
The conditions precedent for the acquisition of Moab Khotsong operations in 2018 and full ownership of Hidden Valley in 2017 were fulfilled and the transaction were completed in the respective years. Refer to note 14 for details on the acquired assets, including cash acquired and assumed liabilities.

b)	Principal non-cash transactions
Share-based payments (refer to note 34).

33	EMPLOYEE BENEFITS

ACCOUNTING POLICY

•
Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 28 for details of the post-retirement medical benefit plan.

•
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

33	EMPLOYEE BENEFITS continued

	2018	2017

Number of permanent employees as at 30 June:

South African operations[1]	32 520	26 478
International operations[2]	1 511	1 403

Total number of permanent employees	34 031	27 881

	US dollar
Figures in million	2018	2017

Aggregate earnings

The aggregate earnings of employees including directors were:

Salaries and wages and other benefits	695	563
Retirement benefit costs	49	41
Medical aid contributions	18	15

Total aggregated earnings[3]	762	619

1 Increase in 2018 due to the acquisition of the Moab Khotsong operations.
2 The MMJV employees included in the total is 114 (2017: 103).
3 These amounts have been included in cost of sales, corporate expenditure and capital expenditure.
During the 2018 financial year, US$16.8 million (2017: US$6.5 million) was included in the payroll costs for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 6).

34	SHARE-BASED PAYMENTS

ACCOUNTING POLICY
The group operates an equity-settled share-based payments plan where the group grants share options to certain employees in exchange for services received.
Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The fair value of options granted is being determined using either a binomial, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

34	SHARE-BASED PAYMENTS continued
EMPLOYEE SHARE-BASED PAYMENTS
The group's 2012 employee share ownership plan (ESOP) ended in 2017. The plan was an equity-settled and cash settled employee ownership plan.

The group has the 2006 employee share ownership plan that is active. The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.
The total cost relating to employee share-based payments is made up as follows:

	US dollar
Figures in million	2018	2017

2012 employee share ownership plan	—	1
2006 share plan	28	28

Total employee share-based payments	28	29
The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes.
Subsequent to the annual general meeting held on 1 December 2010, 11 115 289 share option awards have been issued in terms of the 2006 share plan. 52 376 102 outstanding share option awards have been granted in terms of the 2006 share plan.
Options granted under the 2006 share plan
The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria

SARs
SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.
2009 to 2013 allocation: The group's headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).

PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.
2015 to 2016 allocation:
• 50% of the number of rights awarded are linked to the total shareholder return of the group on an absolute basis.
• 50% of the number of rights awarded are linked to the total shareholder return of the group as compared to that of the South African gold index.

2014 allocation:
• the number of the rights awarded are linked to the group's performance in comparison to the South African Gold Index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

● Fault	All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.

● No fault	Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan.
Executive management is encouraged to retain performance shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

34	SHARE-BASED PAYMENTS continued
EMPLOYEE SHARE-BASED PAYMENTS continued
Options granted under the 2006 share plan continued
Activity on share options

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended 30 June 2018

Balance at beginning of year	12 476 697	32.60	37 848 573	701 412
Options granted and accepted	—	—	14 406 437	—
Rights vested and locked up	—	—	(278 629)	—
Options exercised	(794 351)	24.37	(3 594 838)	(120 000)
Options forfeited and lapsed	(1 834 486)	52.86	(5 954 259)	(30 416)

Balance at end of year	9 847 860	50.20	42 427 284	550 996

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended 30 June 2017

Balance at beginning of year	14 156 782	34.74	34 978 038	859 974
Options granted and accepted	—	—	9 320 599	—
Options granted	113 899	21.89	(160 271)	—
Options exercised	(451 187)	27.49	(2 171 953)	(158 562)
Options forfeited and lapsed	(1 342 797)	47.39	(4 117 840)	—

Balance at end of year	12 476 697	32.60	37 848 573	701 412

	SARs		PS and RS
Options and rights vested but not exercised at year end	2018	2017	2018	2017

Options and rights vested but not exercised	5 331 335	2 869 859	—	—
Weighted average option price (SA rand)	36.26	57.52	n/a	n/a

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

34	SHARE-BASED PAYMENTS continued
EMPLOYEE SHARE-BASED PAYMENTS continued
Options granted under the 2006 share plan continued
Activity on share options continued

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Award price (SA rand)	Remaining life (years)

As at 30 June 2018

Share appreciation rights
16 November 2012	1 127 510	68.84	0.4
15 November 2013	3 891 126	33.18	1.4
17 November 2014	4 829 224	18.41	2.4

	9 847 860

Performance shares
16 November 2015	19 950 203	n/a	0.4
17 February 2016	512 000	n/a	0.4
29 November 2016	8 360 578	n/a	1.4
15 November 2017	13 604 503	n/a	2.4

	42 427 284

Restricted shares[1]
16 November 2012	137 749	n/a	0.4
16 November 2015	413 247	n/a	0.4

	550 996

Total options and rights granted but not yet exercised	52 826 140

1 The 2012 and 2015 restricted shares vested in November 2015 and November 2018 respectively. Restricted shares that were not exercised, partially or fully, at that time remain restricted for a further three years, but were supplemented by a matching grant of restricted shares. All restricted shares are then only settled after the end of a further three year period.

	US dollar
Figures in million	2018	2017

Gain realised by participants on options and rights traded during the year	13	8

Fair value of options and rights exercised during the year	14	8

Measurement
The fair value of equity instruments granted during the year was valued using the Monte Carlo simulation on the market-linked PS, Cox-Ross- Rubinstein binomial tree on the SARs and spot share price on grant date for the RS.
(i) Assumptions applied at grant date for awards granted during the year

Performance shares

29 November 2016 allocation

Risk-free interest rate	7.41%
Expected volatility[1]	47.66%
Expected dividend yield	0.00%
Vesting period (from grant date)	3 years

1 The volatility is measured as annualised standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

34	SHARE-BASED PAYMENTS continued
OTHER SHARE-BASED PAYMENTS
On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary; 'PhoenixCo' which subsequently changed its name to Tswelopele Beneficiation Operation (TBO).
The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside of their equity interest in TBO until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised and a non-controlling interest in TBO will be recognised. The award of the options to the BEE partners is accounted for by the group as an equity- settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of US$2.3 million was expensed on the grant date, 25 June 2013.

35	RELATED PARTIES
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from 1 July 2015 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
During 2018, the executive directors received remuneration of US$2.5 million, comprising of US$1.3 million for salaries, US$0.2 million for retirement contributions, US$1.0 million for bonuses and US$0.3 million from the exercising or settlement of share options. The non-executive directors received US$0.8 million in directors’ fees.
During 2017, the executive directors received remuneration of US$2.0 million, comprising of US$1.2 million for salaries, US$0.2 million for retirement contributions, US$0.4 million for bonuses and US$0.2 million from the exercising or settlement of share options. The non-executive directors received US$0.7 million in directors’ fees.
The following directors and prescribed officers own shares in Harmony at year-end:

Number of shares
Name of director/prescribed officer	2018	2017

Directors

Andre Wilkens	101 301	101 301
Frank Abbott[1]	747 817	606 742
Harry 'Mashego' Mashego	593	593
Ken Dicks	35 000	35 000

Prescribed officers

Beyers Nel[1]	42 486	17 553
Johannes van Heerden	75 000	25 000
Philip Tobias[1]	42 916	11 750

1 The movement in shares for the 2018 financial year includes the vesting of performance shares that were voluntarily locked up in terms of the minimum shareholding requirement of the 2006 Share Plan but remain beneficially owned.
Modise Motloba, Harmony’s deputy chairman, is a director of Tysys Proprietary Limited (Tysys). Tysys entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. The contract has a value of up to US$0.4 million per annum. Approximately US$0.4 million (2017: US$0.1 million) was paid during FY18 relating to services rendered in the current and prior financial years. The contract has a 30-day notice period.
All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 21.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

35	RELATED PARTIES continued

	US dollar
Figures in million	2018	2017

Sales and services rendered to related parties
Joint operations	1	—

Total	1	—

Figures in million	2018	2017

Purchases and services acquired from related parties
Associates	3	2

Total	3	2

36	COMMITMENTS AND CONTINGENCIES
COMMITMENTS AND GUARANTEES

	US dollar
Figures in million	2018	2017

Capital expenditure commitments

Contracts for capital expenditure	16	12
Share of joint venture's contract for capital expenditure	4	16
Authorised by the directors but not contracted for	124	60

Total capital commitments	144	88

Contractual obligations in respect of mineral tenement leases amount to US$4.3 million (2017: US$13.0 million). This includes         US$4.2 million (2017: US$12.7 million) for the MMJV.

	US dollar
Figures in million	2018	2017

Guarantees

Guarantees and suretyships	10	1
Environmental guarantees[1]	35	37

Total guarantees	45	38

1 At 30 June 2018, US$5.4 million (2017: US$4.7 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 17.
CONTINGENT LIABILITIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

36	COMMITMENTS AND CONTINGENCIES continued
CONTINGENT LIABILITIES continued
The following contingent liabilities have been identified:

(a)
On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

(b)
The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Water treatment facilities were successfully implemented at both Doornkop and Kusasalethu. These facilities are now assisting in reducing our dependency on Rand Water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have a material impact on the financial statements of the group.

(c)
Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a regional mine closure strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Therefore, there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

(d)
The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses (WUL) to the Department of Water and Sanitation (DWS). As part of the Water Use License Application (WULA) process for the respective operations, Harmony has requested certain exemptions (relevant to the respective mining operations) from GNR 704 of 4 June 1999, “Regulations on the use of water for mining and related activities aimed at the protection of water resources”. The respective WULA’s have subsequently not yet been approved by DWS. Two Water Use Licences have been issued by DWS for Kalgold and Kusasalethu, with neither licence having any material impact to the operation. The remaining WULA’s have not yet been approved by DWS. The WUL conditions for the respective operations are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. The existing WUL for Moab Khotsong, which was recently acquired by Harmony, has already been approved by the DWS. The transferral of the licence and its conditions to Harmony is currently being processed.

(e)
In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$5.1 million of potential claims. Rand Uranium is therefore liable for all claims up to US$5.1 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

(f)
Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than five years. It is not practicable to make any reasonable assessment of the prospects of the plaintiffs succeeding should they proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognised in the financial statements for this matter.

37	SUBSEQUENT EVENTS

(a)
On 12 July 2018, shareholders approved the special resolution to issue 11 032 623 new ordinary shares to African Rainbow Minerals Limited at the placing price of R19.12 to raise a total of R211 million (US$15.9 million). The proceeds raised from the ARM Placing were to be used to repay part of the outstanding bridge loan raised for the acquisition of Moab Khotsong.

(b)	On 18 July 2018, the remaining outstanding balance of US$50 million was repaid on the US$200 million bridge loan.

(c)
On 4 October 2018, Harmony reached a mutually acceptable settlement with the Financial Sector Conduct Authority of South Africa. The dispute related to incorrect financial results reported for the March 2007 quarter. Harmony informed shareholders and the authorities of the error in August 2007. Subsequently Harmony reviewed all financial accounting procedures and systems to ensure that a similar error would not occur. Following various discussions with the authorities, an administrative penalty of R30 million (US$2.2 million) was imposed and paid by Harmony.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

38	SEGMENT REPORT

ACCOUNTING POLICY
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The chief operating decision-maker has been identified as the CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by a single general manager and management team.
Effective 1 July 2017, Harmony integrated Tshepong and Phakisa into a single operation, Tshepong operations. This was to take advantage of their close proximity, which allows existing infrastructure to be optimised. These two separate segments now form one segment. The results for all periods presented have been re-presented for this change.
After applying the qualitative and quantitative thresholds from IFRS 8, the reportable segments were determined as: Tshepong operations, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong and Unisel. All other operating segments have been grouped together under all other surface operations.
The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, director corporate affairs, chief operating officer: new business, chief executive officer: South-east Asia and chief operating officer: South Africa. When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.
Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.
A reconciliation of the segment totals to the group financial statements has been included in note 39.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

38	SEGMENT REPORT continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Mining assets 30 June			Capital expenditure# 30 June			Ounces produced* 30 June			Tons milled* 30 June
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
	US$ million			US$ million			US$ million			US$ million			US$ million			oz			t'000

South Africa
Underground
Tshepong Operations (a)	419	372	341	296	270	222	123	102	119	585	645	571	78	52	43	302 026	283 827	289 968	1 893	1 869	1 956
Moab Khotsong	130	—	—	74	—	—	56	—	—	268	—	—	13	—	—	105 969	—	—	360	—	—
Bambanani	126	116	112	70	64	56	56	52	56	48	57	55	5	6	7	90 698	88 415	96 870	257	254	256
Joel	74	96	84	72	69	57	2	27	27	72	69	49	19	18	15	52 566	72 211	73 239	501	567	597
Doornkop	152	114	102	110	91	72	42	23	30	197	227	203	21	18	14	110 245	85 939	87 772	767	706	695
Target 1	127	111	126	103	99	86	24	12	40	91	154	192	24	24	22	91 758	85 809	108 895	749	822	814
Kusasalethu	193	189	143	158	153	125	35	36	18	156	217	256	22	21	25	142 395	141 270	124 198	738	670	736
Masimong	117	107	91	90	82	72	27	25	19	4	33	33	10	9	8	84 332	81 599	78 190	714	706	716
Unisel	57	67	64	60	62	52	(3)	5	12	3	40	37	7	6	4	41 152	51 280	54 785	415	436	467
Surface
All other surface operations	157	134	110	116	102	88	41	32	22	40	37	30	12	19	5	114 778	102 175	95 553	15 595	12 179	12 112
Total South Africa	1 552	1 306	1 173	1 149	992	830	403	314	343	1 464	1 479	1 426	211	173	143	1 135 919	992 525	1 009 470	21 989	18 209	18 349
International
Hidden Valley(b)	32	110	91	18	97	84	14	13	7	281	175	44	122	98	8	92 015	95 327	72 565	2 757	3 186	1 906
Total international	32	110	91	18	97	84	14	13	7	281	175	44	122	98	8	92 015	95 327	72 565	2 757	3 186	1 906
Total operations	1 584	1 416	1 264	1 167	1 089	914	417	327	350	1 745	1 654	1 470	333	271	151	1 227 934	1 087 852	1 082 035	24 746	21 395	20 255
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 39)	—	—	—	—	—	—	—	—	—	1 117	1 312	1 045
	1 584	1 416	1 264	1 167	1 089	914	417	327	350	2 862	2 966	2 515	333	271	151	1 227 934	1 087 852	1 082 035	24 746	21 395	20 255

#	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$22.4million (2017: US$14.5 million).

(a)
Tshepong and Phakisa were two separate segments for the 2017 financial year. As of 1 July 2017, they have been integrated into Tshepong Operations and have been treated as one segment for the 2018 financial year. June 2017 and 2016 amounts have been re-presented as a result of the integration.

(b)	Capital expenditure for 2018 comprises of expenditure of US$203.0 million net of capitalised revenue of US$81.4 million. No revenue was capitalised in 2017.

*	Production statistics are unaudited.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2018

39	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

	US dollar
Figures in million	2018	2017	2016

Reconciliation of production profit to consolidated profit/(loss) before taxation

Total segment revenue	1 584	1 416	1 264
Total segment production costs	(1 167)	(1 089)	(914)

Production profit	417	327	350
Cost of sales items other than production costs	(633)	(359)	(174)

Amortisation and depreciation of mining assets	(192)	(179)	(144)
Amortisation and depreciation of assets other than mining assets	(8)	(6)	(5)
Rehabilitation credit (net)	(5)	(2)	3
Care and maintenance cost of restructured shafts	(10)	(8)	(8)
Employment termination and restructuring costs	(16)	(5)	(1)
Share-based payments	(19)	(29)	(23)
(Impairment) of assets/reversal of impairment	(386)	(131)	3
Other	3	1	1

Gross profit/(loss)	(216)	(32)	176
Corporate, administration and other expenditure	(63)	(38)	(28)
Exploration expenditure	(11)	(18)	(13)
Gain on derivatives	8	75	30
Other operating expenses	(53)	(68)	(54)

Operating profit/(loss)	(335)	(81)	111
Gain on bargain purchase	—	60	—
Loss on liquidation of subsidiaries	—	(1)	—
Share on profit/(loss) from associate	3	(1)	—
Acquisition-related costs	(8)	—	—
Investment income	27	20	17
Finance costs	(26)	(17)	(19)

Profit/(loss) before taxation	(339)	(20)	109

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment	500	638	563
Intangible assets	37	46	59
Restricted cash	6	5	4
Restricted investments	237	203	170
Other non-current assets	1	—	—
Investments in associates	6	4	—
Inventories	3	3	3
Other non-current receivables	18	14	12
Derivative financial asset	6	24	—

Current assets

Inventories	127	86	79
Restricted cash	3	1	1
Trade and other receivables	83	76	44
Derivative financial assets	39	117	25
Cash and cash equivalents	51	95	85

	1 117	1 312	1 045